Exhibit 99.1

HUT 8 MINING CORP.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

MARCH 9, 2023

-i-

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

AIF	This Annual Information Form of the Company for the fiscal year ended December 31, 2022.

ATCO	ATCO Electric Ltd.

Bay Power	Bay Power Corp., a subsidiary of Validus.

Bitcoin	The peer‑to‑peer payment system and the digital currency of the same name, which uses open-source cryptography to control the creation and transfer of such digital currency.

Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.

Bitfury	Bitfury Holding B.V., corporation incorporated and existing under the laws of the Netherlands.

BitGo	BitGo Trust Company Inc.

Blockchain	A digital ledger in which Bitcoin or other digital asset transactions are recorded chronologically and publicly.

BlockFi	BlockFi Inc.

Celsius	Celsius Network LLC.

CEO	Chief Executive Officer.

CFO	Chief Financial Officer.

Common Shares	The common shares in the capital of the Company.

Container
Air-cooled mobile data centres used for the purpose of running diverse cryptographic hash functions in connection with the mining of digital asset, including all related specialized graphics processing unit rigs, associated housing and power supplies, and all required cabling, cooling units and other peripherals, as applicable.

COVID-19	The novel coronavirus which was declared a global pandemic by the World Health Organization on March 11, 2020.

DSU	A Deferred Share Unit of the Company.

Drumheller Facility	The Company’s mining facility located in Drumheller, Alberta.

Fiscal 2020	The fiscal year ended December 31, 2020.

Fiscal 2021	The fiscal year ended December 31, 2021.

Fiscal 2022	The fiscal year ended December 31, 2022.

Foundry	Foundry Digital LLC.

FTX	FTX Trading Ltd.

Galaxy	Galaxy Digital LLC.

Genesis Capital	Genesis Global Capital, LLC.

Genesis Global	Genesis Global Holdco, LLC.

H.C. Wainwright	H.C. Wainwright & Co., LLC.

Hut 8, the Company, we, us, our	Hut 8 Mining Corp.

Hut 8 Board	The board of directors of the Company.

Hut 8 Asset Management	Hut 8 Asset Management Inc., a wholly-owned subsidiary of the Company, incorporated in under the laws of Barbados.

Hut 8 Holdings	Hut 8 Holdings Inc., a wholly-owned subsidiary of the Company, incorporated under the laws of the province of British Columbia, Canada.

Hut 8 HPC	Hut 8 High Performance Computing Inc, a wholly-owned subsidiary of the Company, incorporated under the laws of the province of British Columbia, Canada.

IFRS	The International Financial Reporting Standards.

IT	Information technology.

Luxor	Luxor Technology Corp.

Master Borrow Agreement	The master borrow agreement between Hut 8 and Genesis Capital dated January 6, 2021, as amended.

Master Digital Currency Loan Agreement	The master digital currency loan agreement between Hut 8 and Galaxy dated April 27, 2021, as amended.

Medicine Hat Facility	The Company’s mining facility located in Medicine Hat, Alberta.

Nasdaq	The Nasdaq Stock Market LLC.

North Bay Facility	The Company’s mining facility located in North Bay, Ontario.

NYDIG	NYDIG Trust Company LLC.

PH/s	Petahash per second.

RCGT	Raymond Chabot Grant Thornton LLP.

RSU	A Restricted Share Unit of the Company.

SEC	The U.S. Securities and Exchange Commission.

SEDAR	The System for Electronic Document Analysis and Retrieval.

TeraGo	TeraGo Inc.

Three Arrows	Three Arrows Capital.

TSX	The Toronto Stock Exchange.

Validus	Validus Power Corp.

Voyager	Voyager Digital Ltd.

GENERAL

Unless otherwise noted herein, information in this AIF is presented as at March 9, 2023.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events and/or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this AIF speak only as of the date of this AIF or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Such risks, uncertainties, or factors include, without limitation, security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin Network; lack of development and acceptance of the Bitcoin Network; changes to Bitcoin mining difficulty; Bitcoin price volatility; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on a limited number of key employees; reliance on third party mining pool service providers; changes in laws or regulations; classification and tax changes; momentum pricing risk; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; difficulty in obtaining insurance, permits and licenses; internet and power disruptions or increases in the costs of service; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID19 pandemic; climate change; currency risk; lending and interest rate risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruptions; changes in leasing arrangements or relationships with lessors; changes in general economic conditions; competitive pressures in the markets in which the Company operates; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; Hut 8’s and USBTC’s (as defined below) ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements; the timing to consummate the Business Combination; the failure to satisfy the conditions to close the Business Combination (as defined below); the inherent risks, costs and uncertainties associated with not achieving all or any of the anticipated benefits and synergies of the Business Combination, or the risk that the anticipated benefits and synergies of the Business Combination may not be fully realized or take longer to realize than expected; and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please make reference to those risk factors further detailed below under the heading “Risk Factors”. Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF.

Forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this AIF speak only as of the date of this AIF or as of the date specified in such statement. Specifically, this AIF includes, but is not limited to, forward-looking statements regarding: Bitcoin Network dynamics; the Company’s ability to advance its longstanding HODL strategy; the Company’s ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company’s ability to deploy additional miners; the Company’s ability to continue mining digital assets efficiently; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; the Company’s ability to meet its working capital needs at the current level for the next twelve month period; management’s outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; statements with respect to the North Bay Facility and the expected outcome of any proceedings related to Validus; expected environmental, social and governance efforts and commitments; expectations related to the terms and timing of the completion of the Business Combination; the occurrence of any event giving rise to the right of a party to terminate the Business Combination Agreement; the expected benefits of the Business Combination; the expected financial and business performance following the completion of the Business Combination; the Company’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements; and other general business and economic conditions.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly, or otherwise revise, any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make any further updates.

CURRENCY

References to “dollars”, “C$”, or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the laws of the province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8 and the corporate headquarters are located at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8. The Common Shares are listed under the symbol “HUT” on Nasdaq and the TSX.

Intercorporate Relationships

The Company has three wholly-owned subsidiaries: Hut 8 Holdings; Hut 8 Asset Management, and Hut 8 HPC. The Company beneficially owns, or controls or directs, directly or indirectly, 100% of the voting common shares of the above-mentioned subsidiaries. Each of the subsidiaries is in good standing, but Hut 8 Asset Management is not currently carrying on active business operations.

The following diagram illustrates the corporate structure and provides the name, the percentage of voting securities owned, directly or indirectly, by the Company and the jurisdiction of incorporation, continuance or formation of the Company’s subsidiaries. Unless the context otherwise requires, all references in this AIF to the “Company” refer to the Company and its subsidiary entities on a consolidated basis.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2020 (January 1, 2020 to December 31, 2020)

On June 25, 2020, the Company closed an overnight marketed public offering of units for gross proceeds of $8,338,161. The Company used the funds to purchase Bitcoin mining equipment with output of approximately 275 PH/s.

Fiscal 2021 (January 1, 2021 to December 31, 2021)

On January 6, 2021, the Company entered into the Master Borrow Agreement with Genesis Capital. Under the terms of the Master Borrow Agreement, the Company agreed to lend 1,000 Bitcoin to Genesis Capital at an interest rate of 4.00% per annum.

On January 13, 2021, the Company announced the closing of a private placement offering (the “January 2021 Offering”) of Common Shares and warrants to purchase Common Shares for aggregate gross proceeds of $77.5 million, which consisted of the sale of 15,500,000 Common Shares and warrants to purchase up to 7,750,000 Common Shares at a purchase price of $5.00 per Common Share and associate warrant. Each whole warrant entitles the holder thereof to purchase one Common Share at a price of $6.25 per Common Share at any time up to the second anniversary of the date of issuance. In connection with the January 2021 Offering, the Company paid the associated placement agent a fee comprised of $4.65 million in cash and warrants to purchase 930,000 Common Shares at a price of $6.25 per Common Share exercisable at any time up to the second anniversary of the date of issuance.

On January 22, 2021, the Company announced that it had finalized an equipment financing loan of US$11.8 million from Foundry, a wholly-owned subsidiary of Digital Currency Group, Inc. The Company used all proceeds from this loan to help finance the order of 5,400 units of Whatsminer M30S Bitcoin mining machines from MicroBT, adding approximately 475 PH/s to its Bitcoin mining capacity. The equipment financing was for a 12-month term at a nominal interest rate of 16.5%.  The Company fully repaid its equipment financing loan with Foundry during the year ended December 31, 2022.

On March 26, 2021, the Company announced that it had completed the purchase of US$30 million of NVIDIA Cryptocurrency Mining Processors (“NVIDIA CMPs”). The Company planned to use the NVIDIA CMPs to mine alternative Blockchain networks and expand its digital asset mining business while maintaining the benefit of payouts in Bitcoin.

On April 16, 2021, the Company entered into a power purchase agreement with Validus (the “PPA”) pursuant to which the Company could secure up to 100 MW of new power on a physical off-take basis in connection with the development of a third Bitcoin mining facility in Alberta, Canada. The PPA was contingent on Validus obtaining land rights and gas supply at a site in central Alberta as required to deliver up to 100MW of capacity to the Company’s Alberta operations, and was subject to successful permitting and regulatory approvals in connection with the project.

On April 27, 2021, the Company entered into the Master Digital Currency Loan Agreement with Galaxy whereby Hut 8 Holdings loaned 1,000 Bitcoin to Galaxy at an interest rate of 4% per annum and Galaxy made available to Hut 8 Holdings access to a US$20 million revolving credit facility.

On June 15, 2021, the Company closed a bought deal offering (the “June 2021 Offering”) of 23,000,000 units of the Company (“Units”) at a price of $5.00 per Unit for aggregate gross proceeds of $115 million (which included the full exercise of the over-allotment option granted to the underwriters under the June 2021 Offering), each Unit being comprised of one Common Share and one half of one warrant. Each whole warrant issued under the June 2021 Offering entitles the holder thereof to purchase one Common Share at a price of $6.25 per Common Share exercisable at any time up to the second anniversary of the date of issuance. The Company’s Common Shares began trading on Nasdaq under the symbol “HUT” on the same day.

On July 29, 2021, the Company entered into a sales contract for the purchase of an aggregate of 11,090 MicroBT M30S, M30S+ and M31S miners from SuperAcme Technology (Hong Kong) Limited for a purchase price of US$44.373 million.

On August 24, 2021, the Company amended the Master Borrow Agreement with Genesis Capital. Under the terms of the amended Master Borrow Agreement, the Company agreed to loan 1,000 Bitcoin to Genesis Capital at an interest rate of 2.00% per annum.

In September 2021, the Company began using its fleet of NVIDIA CMPs to mine the Ethereum network. The Company received payment in Bitcoin for its Ethereum mining.

On September 17, 2021, the Company closed a bought deal offering of 20,182,500 Common Shares at a price of US$8.55 per Common Share for aggregate gross proceeds of US$172,560,375 (which included the full exercise of the over-allotment option granted to the underwriters under the offering).

On September 30, 2021, Hut 8 Holdings amended its Master Digital Currency Loan Agreement with Galaxy whereby the Company loaned 1,000 Bitcoin to Galaxy at an interest rate of 2.25% per annum, and Galaxy made available to Hut 8 Holdings access to a US$50 million revolving credit facility.

On October 19, 2021, the Company entered into a framework supply agreement for the purchase of an aggregate of 12,000 new MicroBT M30S, M30S+ and M30S++ miners from Inchigle Technology Hong Kong Limited for a purchase price of US$58.7 million.

On October 22, 2021, the Company and Validus entered into a power purchase agreement with respect to the development of a mining facility in North Bay, Ontario (the “North Bay PPA”). Under the terms of the North Bay PPA, Validus agreed to design, construct, own, operate, and maintain certain power generation facilities on a site located in North Bay, Ontario, rather than Alberta as originally agreed to on April 16, 2021. The Company initially intended to develop its third site in Alberta, however supply chain constraints and COVID-related disruptions in Alberta impacted the desired timelines and the Company and Validus agreed to accelerate the development of the Company’s proposed third site at the Validus-owned location in North Bay, Ontario. In connection with entering into the North Bay PPA, the Company also entered into (i) a lease agreement dated October 27, 2021, by and among the Company, Validus, and Bay Power, and (ii) a design-build stipulated price contract dated October 21, 2021 between the Company and Validus.

On November 30, 2021, the Company entered into an agreement with Foundry to purchase 2,505 MicroBT M30S machines that were installed at the Medicine Hat Facility. The fleet of miners was owned by Foundry, which was one of the Company’s hosting clients under a hosting arrangement.

On December 30, 2021, Hut 8 Holdings entered into a US$30 million senior secured equipment financing term loan with Trinity Capital Inc. The equipment financing provides the Company with non-dilutive growth capital and was structured such that collateral is limited to certain new MicroBT machines being installed at the Medicine Hat Facility and the North Bay Facility. The loan is repayable over its 3-year term and carries a 9.5% interest rate.

Fiscal 2022 (January 1, 2022 to December 31, 2022)

On January 20, 2022, Hut 8 announced that it entered into an asset purchase agreement dated January 19, 2022 (the “TeraGo Asset Purchase Agreement”) by and among Hut 8 HPC, TeraGo, and TeraGo Networks Inc. to purchase the cloud and colocation data centre business of TeraGo for aggregate consideration of approximately $30 million (the “TeraGo Asset Acquisition”). The TeraGo Asset Acquisition consisted of five data centres across Canada with a comprehensive information technology offering that included a complete selection of scalable cloud services. The data centre business spans from Toronto to Vancouver with over 36,000 square feet of geo-diverse data centre space. Existing saleable power capacity totals 4.1 MW, with a further 1.5 MW of expansion capacity available within existing space footprint in the Kelowna location. Hut 8 acquired customers, employees, and a diverse product offering as part of the TeraGo Asset Acquisition, which was completed on January 31, 2022.

On February 11, 2022, the Company entered into an at-the-market offering agreement with H.C. Wainwright, pursuant to which the Company established an at-the-market equity program (“the February ATM”) to sell such number of Common Shares as would result in aggregate gross proceeds to the Company of up to US$65,000,000. Pursuant to the February ATM, the Company sold 24,429,460 Common Shares for aggregate gross proceeds to the Company of approximately US$65.0M.

On April 19, 2022, the Company announced that it had entered into an agreement to purchase 960 MicroBT M31S+ miners from hosting client, TAAL. The miners are installed at the Medicine Hat Facility.

On August 17, 2022, the Company announced that it had entered into an equity distribution agreement with Canaccord Genuity LLC, and Stifel, Nicolaus & Company, Incorporated, pursuant to which the Company established an at-the-market equity program (the “August ATM”). Pursuant to the August ATM, the Company may, at its discretion and from time-to-time, sell, such number of Common Shares as would result in aggregate gross proceeds to the Company of up to US$200,000,000. Prior to commencing the August ATM, the Company terminated the at-the-market offering agreement between the Company and H.C. Wainwright relating to the February ATM.

On September 15, 2022, the Ethereum network changed its consensus mechanism from proof-of-work to proof-of-stake, and as a result, the Company stopped using its fleet of NVIDIA CMPs to mine the Ethereum network.

On November 9, 2022, the Company delivered a notice of event of default to Validus in respect of Validus’ breaches of certain obligations under the terms of the North Bay PPA. Validus failed to achieve certain key operational milestones by the dates contemplated under the terms of the North Bay PPA. Validus also demanded that the Company make payments for delivery of energy that are higher than those negotiated under the terms of the North Bay PPA. Validus subsequently suspended delivery of energy to the Company’s North Bay mining facility and delivered a notice of event of default alleging that the Company failed to make certain payments related to the delivery of energy to the facility. The Company subsequently notified Validus that it intended to proceed to mediation pursuant to the terms of the PPA.

Recent Events Subsequent to Fiscal 2022

On January 25, 2023, the Company filed a statement of claim (“Statement of Claim”) in the Superior Court of Justice of Ontario against Validus and Bay Power, for failure to meet its contractual obligations under the North Bay PPA. The Company is seeking various relief including enforcement of certain provisions of the North Bay PPA and monetary damages incurred as a result of the dispute. See “Risk Factors – Risks Related to the Company’s Operations”.

On February 6, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp” (“USBTC”), and Hut 8 Corp., a Delaware corporation (“New Hut”). Pursuant to the Business Combination Agreement, (i) Hut 8 and Hut 8 Holdings, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut 8 (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock, which will effectively result in a consolidation of the Common Shares on a 5:1 basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common and preferred stock of USBTC, being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the “Merger”, and together with the Arrangement, the “Business Combination”). As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.

On February 9, 2023, the Company received a notice of termination from Validus and Bay Power of the Company’s lease at the North Bay facility.

On February 21, 2023, the Company announced that it received the Statement of Defence and Counterclaim (the “Counterclaim”) of Validus. In addition to denying the majority of allegations in the Company’s Statement of Claim, Validus has brought counterclaims against the Company and is seeking monetary damages. The Company intends to pursue the claims set out in its Statement of Claim. While the Company believes that the Counterclaim is meritless and intends to vigorously prosecute the aforementioned  matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to the Company. See “Risk Factors – Risks Related to the Company’s Operations”.

DESCRIPTION OF BUSINESS

General – Narrative Description of the Business

The Company is a leading digital asset mining company with industrial scale operations in North America. The Company holds more unencumbered self-mined Bitcoin than any other publicly-listed digital asset mining company in the world. The Company is committed to growing shareholder value by increasing the capacity and efficiency of its digital asset mining operations as well as the quantum and value of its Bitcoin holdings, combined with revenue diversification via the Company’s high performance computing operations and by deploying environmental, social and governance (ESG) initiatives.

The Company has assembled an experienced management team to pursue its strategic initiatives with a total staff of 98 full time employees, and 1 temporary employee as at December 31, 2022.

Hut 8 currently has two primary drivers of its income:

•
Digital Asset Mining – the Company deploys advanced high-performance computing technologies at its mining facilities to mine the Bitcoin Network. The Company receives Bitcoin as a reward for its mining activities.

•	High Performance Computing Operations – the Company generates fiat-denominated revenue from third party customers via provision of cloud and colocation services.

Digital Asset Mining

Property Description and Location

The Company currently has two facilities in operation, one in Drumheller, Alberta and the second in Medicine Hat, Alberta. The sites are within two and a half hours by car from each other. The Drumheller Facility is currently comprised of 37 mining Containers. The Medicine Hat Facility currently has 56 mining Containers.

The Company has a third facility located in North Bay, Ontario. On November 9, 2022, the Company delivered a notice of event of default to Validus in respect of Validus’ breaches of certain obligations under the terms of the North Bay PPA. Validus subsequently suspended delivery of energy to the North Bay Facility and delivered a notice of event of default alleging that the Company failed to make certain payments related to the delivery of energy to the North Bay Facility. On January 25, 2023, the Company filed the Statement of Claim against Validus for failure to meet its contractual obligations under the North Bay PPA, and on February 17, 2023, the Company received the Counterclaim of Validus. In addition to denying the majority of allegations in the Company’s Statement of Claim, Validus brought counterclaims against the Company and is seeking monetary damages. As of the date of this AIF, the North Bay Facility is not in operation. See “Legal Proceedings And Regulatory Actions” below.

Security

The Company’s operational sites are designed to provide the mining operations with added security. They are located in remote locations and surrounded by chain-link fence with barbed wire and staffed on a 24x7x365 basis. The sites have a physical security policy and staff are trained to be aware of any unauthorized personnel. There is video surveillance on site and the Containers are welded to supporting metal beams and the frames are anchored with screw piles.

Power

For the Drumheller Facility, The Company entered into an agreement with ATCO, the electric utility provider for the Drumheller area, for the provision of power. For the Medicine Hat Facility, The Company entered into an agreement with the City of Medicine Hat which operates its own power utility which supplies the Medicine Hat Facility with the electricity for the 56 Containers on site.

For the Drumheller Facility, the distance from the transmission poles owned by ATCO is approximately 40 metres. The Drumheller Facility receives up to 42 MW of energy from the grid and is therefore exposed to fluctuations in the price of power. The Medicine Hat Facility has a total installed power capacity of 67 MW, of which 42 MW is delivered by a power plant that is owned by the City of Medicine Hat at a fixed rate. An additional approximately 25 MW of power at the Medicine Hat Facility is provided from the power plant and is exposed to fluctuations in the price of power.

Network Connectivity

The sites are equipped with resilient, multi-carrier internet uplinks.

Monitoring and Repair

The Company monitors the intake air temperature, hash board temperature, voltage, hash rate, in container air temperature, exhaust air temperature, and humidity of each container. All parameters are monitored on a 24x7x365 basis by local on site staff who are responsible for implementing any necessary repairs to mining infrastructure. The Company entered into a repair services agreement with MicroBT that allows the Company to complete in-warranty work on MicroBT miners for all of North America on-site at the Medicine Hat Facility. The Company intends to maintain an inventory of all necessary components for repair and make all repairs on site when possible.

Custody Policy

The Company uses third-party custody solutions from BitGo and NYDIG to safeguard its Bitcoin. The Company does not self-custody its Bitcoin or hold Bitcoin for any third parties. The Company’s custody policy and procedures are detailed below and have not been changed in light of the current digital asset market disruption. The Company held 9,086 Bitcoin as at December 31, 2022.

Each third-party custody solution used by the Company to safeguard its Bitcoin offers both online storage, or “hot storage” and offline storage or “cold storage”. The Company maintains the majority of its Bitcoin in offline, cold storage wallets.

Hut 8 enables and uses two-factor authentication to access systems provided by the third-party custody solutions (“Custody Applications”). All account users are required to complete two-factor authentication setup prior to log-in. An authorized persons listing is maintained and evaluated as part of regular user access reviews, limiting access to Custody Applications. Any changes to the Custody Applications related to users, withdrawals or other operational tasks require approval from multiple authorized persons. Financial auditors are provided with read access on a time-limited basis when required for audit purposes.

If withdrawal transactions are ever required, for example, to rebalance holdings across custodians, only certain whitelisted wallets can receive funds withdrawn from the Custody Applications. A verification video call, in addition to approval from two (2) authorized persons, is required for any new whitelisted withdrawal.

The Company has entered into a custodial services agreement with NYDIG pursuant to which NYDIG serves as custodian for  certain of the Company’s Bitcoin. The Company’s Bitcoin held by NYDIG does not constitute “deposits” within the meaning of U.S. federal or state banking law. Balances of digital assets in the Company’s account with NYDIG are not subject to Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) protections.

NYDIG holds the Company’s Bitcoin in trust for the Company’s benefit, and NYDIG has no right, interest, or title in its custodied Bitcoin. Beneficial and legal ownership of all the Company’s Bitcoin remains freely transferable by the Company without the payment of money or value to NYDIG and NYDIG has no ownership in the Company’s custodied Bitcoin. The Company’s Bitcoin is not commingled with other digital assets held by NYDIG, whether for its own account or the account of others.

NYDIG is not permitted to transfer any of the Company’s custodied Bitcoin except as expressly directed by the Company pursuant to a designated security procedure. NYDIG maintains policies, procedures and practices reasonably designed to comply with the New York Department of Financial Services’ Cybersecurity Regulation (23 NYCRR 500). Transfers of the Company’s Bitcoin require private keys stored on one or more servers, hard drives, or other media physically present at a location in the United States. No physical, operational, and cryptographic system for the secure storage of private keys is perfectly secure, and loss or theft due to operational or other failure is always possible. NYDIG does not guarantee the value of the Company’s Bitcoin. NYDIG has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, which is reviewed and updated annually.

The Company has also entered into a custodial services agreement with BitGo (the “BitGo Agreement”), pursuant to which BitGo serves as custodian for certain of the Company’s Bitcoin. The Company’s Bitcoin held by BitGo does not constitute “deposits” within the meaning of U.S. federal or state banking law. Balances of digital assets in the Company’s account with BitGo are not subject to FDIC or SIPC protections.

BitGo holds the Company’s Bitcoin in trust for the Company’s benefit, and BitGo has no right, interest, or title in its custodied Bitcoin. Beneficial and legal ownership of all the Company’s Bitcoin remains freely transferable by the Company without the payment of money or value to BitGo and BitGo has no ownership in the Company’s custodied Bitcoin. BitGo segregates all digital assets received from the Company from both the property of BitGo and from BitGo’s other customers.

BitGo is not permitted to transfer any of the Company’s custodied Bitcoin except as expressly directed by the Company pursuant to a designated security procedure. BitGo maintains specified information security and service level requirements as set out in the BitGo Agreement. BitGo’s cold storage wallets use keys that are secured offline in purpose-built, Class III bank vaults in undisclosed locations. Each instruction to BitGo to use these keys requires the involvement of multiple individuals (multi-signature) and two forms of identification (two-factor authentication). BitGo has policies and procedures for changing personnel, restoring systems in the event of local failures and audit logging and access controls. BitGo uses reasonable best efforts to keep in safe custody all digital assets in BitGo’s custody, including preventing unauthorized access to, or use of, keys in BitGo’s custody. BitGo has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, which is reviewed and updated annually.

High Performance Computing Operations

The business consists of five data centres spanning across Canada offering cloud and colocation services.

Cloud Services

The Company provides cloud services that seek to meet the complex and evolving IT needs of its customers. The Company provides Infrastructure as a Service for compute, storage, disaster recovery cloud solutions, and more. These solutions allow the Company to compete in the cloud services market. The Company offers customized cloud storage and compute offerings to customers across Canada, providing, a virtualized computing environment that customers can access on-demand without to acquiring or maintaining expensive server equipment. The Company can also provide offsite cloud storage for key backup and disaster recovery situations, including utilizing partnerships with software and hardware vendors such as VMware, Microsoft, Veeam Software, Zerto, and Pure Storage. The Company has recently begun offering graphics processing unit (GPU) based services for the Artificial Intelligence, Machine Learning and Media and Entertainment markets.

Colocation Services

The Company provides data centre colocation services that protect and connect customers’ valuable information assets. Customers can provision their computing equipment within shared partial cabinets or full, private cabinets, as well as customized caged spaces designed for their specific needs. The Company provides connectivity on redundant routes in and out of the facilities. Hosting and colocation revenue is derived from set-up fees for new installations and monthly recurring charges based on the number of cabinets and/or the quantity of cage space, power requirements, managed services provided and internet/data bandwidth requirements. Other services, such as providing disaster recovery space and infrastructure, are provided under custom contractual arrangements.

The Company also offers a variety of managed hosting solutions, which may require it to manage various aspects of a customer’s hardware, software or operating systems in public or privately accessible environment. The Company offers disaster recovery services on a custom basis. These facilities can be provisioned at the data centre location and can provide customers with the capability to restore office functionality with direct access to their information located in the data centre.

The Company’s network can provide these customers internet and/or secure private interconnections between the data centre facility and the customer’s office location(s). Data centre services customers typically include national government agencies, financial services companies, IT service providers, content and network service providers, and small and medium businesses which rely on the Company to store and manage their critical IT equipment and provide the ability to directly connect to the networks that enable an information-driven economy.

Data Centre Facilities

The Company’s data centres provide IT solutions to a roster of small and medium-sized businesses, enterprises, public sector and technology service providers. Hut 8 has approximately 80,000 square feet of gross data centre space in the five facilities it operates across Canada:

1.	Mississauga, Ontario

Hut 8 operates a 10,000 square foot of AT 101 SOC2 Type 2 compliant data centre facility in Mississauga, Ontario that was previously managed by BlackBerry Limited and built to a tier 3 standard. This facility predominantly serves the Greater Toronto Area.

2.	Vaughan, Ontario

Hut 8 operates a 9,500 square feet of AT 101 SOC2 Type 2 compliant data centre facility in Vaughan, Ontario, serving the Greater Toronto Area.

3.	Kelowna, British Columbia

Hut 8 operates its 18,000 square feet of AT 101 SOC2 Type 2 compliant data centre in Kelowna. The data centre is built to a tier 3 standard and the location in Kelowna is considered ideal for a data centre as the region is considered a seismically stable geographic location, has a temperate climate and has a lower probability of both natural and man-made events that may be a risk.

4.	Vancouver, British Columbia

The Company operates two AT 101 SOC2 Type 2 compliant data centre facilities in downtown Vancouver. Its first facility is approximately 7,000 square feet. The facility has redundant fibre facilities between the data centre and the ‘telco hotel’, 555 West Hastings, in downtown Vancouver. The second facility is 7,000 square feet and is served by multiple fibre optic lines. Both facilities are used to service the Greater Vancouver Area.

Competition and Market Participants

Digital Asset Mining

The digital asset mining space is filled with a range of competitors, each supplying hash power to the Bitcoin Network. This range includes everything from individual hobbyists to large-scale, professionally-run mining operations, including the Company. The Company considers large-scale mining operators to be its primary source of competition due to the immense hash power they add to the network.

This category is composed of both public and private entities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.

The Company’s main competitors include, but are not limited to, the following companies:

•	Argo Blockchain PLC

•	Bitfarms Ltd.

•	Cipher Mining Inc.

•	Greenidge Generation Holdings Inc.

•	Iris Energy Limited

•	Marathon Digital Holdings Inc.

•	Riot Platforms, Inc.

•	Stronghold Digital Mining Inc.

•	TeraWulf Inc.

The digital asset industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect Hut 8’s competitiveness in the future.

High Performance Computing

The market for cloud and data centre services is highly competitive and we compete with several other companies within this space. Our competitors include incumbent local exchange carriers and competitive local exchange carriers providing digital subscriber line and fibre-optic enabled services over their existing wide, metropolitan and local area networks and who have started to provide cloud and colocation services, and large cloud service providers and information technology companies.

The Company competes with a number of data centre and cloud services providers in both Toronto and Vancouver. These include the major telecommunications providers such as Bell Canada, Rogers Communications Inc., and Cogeco Inc., but also include a number of data centre providers including Centrilogic, Cologix, Inc. and Equinix, Inc. The Company competes by leveraging its national network to provide secure data flow between customer’s premises and its data centres/cloud platforms. The Company is one of few providers capable of offering a complete end-to-end IT solution for its customers, as most competitors do not offer access, data colocation, and cloud capability.

Foreign Operations

As at the date of this AIF, the Company’s foreign operations include the Company’s digital asset trading operation based out of Barbados, which is inactive.

Intangible Properties

The Company relies on a combination of intellectual property laws, trade secrets, confidentiality procedures, contractual provisions, and other  measures to protect its proprietary information and technology. The Company  continues to develop and  maintain its brand through trademarks.

We actively pursue registration of our trademarks and domain names in Canada and the United States.

Cycles and Volatility

The primary seasonality that the Company experiences is related to potential changes in electricity prices based on volatility in market natural gas prices. Electricity is one of the most significant expenses incurred in the Company’s Bitcoin mining operations. Electricity has been historically higher in the winter than the summer, and considering electricity is the largest expense of Hut 8, this may impact profitability.

The price of Bitcoin has been highly volatile and may continue to be volatile in the future, including as a result of various associated risks and uncertainties. The prevalence of Bitcoin is a relatively recent trend, and the long-term adoption of Bitcoin by investors, consumers, and businesses remains uncertain. Bitcoin’s lack of a physical form, its reliance on technology for its creation, existence, and transactional validation, and its decentralization may subject its integrity to the threat of malicious attacks and technological obsolescence.

Further, the Bitcoin daily reward is programmed to be halved every 210,000 blocks mined, or approximately every four years. These halving events impact the amount of Bitcoin mined by the Company which, in turn, may have a potential impact on the Company’s profitability. The last halving occurred in May 2020 and the next halving is expected to occur in the first half of 2024. The halving events happen without any regard to ongoing demand, meaning that if the ongoing demand remains the same after a halving event, whatever demand was being met by new supply will be restricted, which may necessitate an adjustment of the price of Bitcoin, though there is no clear evidence of a causal link between Bitcoin’s programmatic decrease in supply and broadening demand.

Information About New Hut and USBTC

Upon completion of the Business Combination, Hut 8 shareholders and USBTC stockholders will no longer be shareholders of Hut 8 and/or USBTC, as applicable, but will instead be shareholders of New Hut. The Business Combination is expected to establish New Hut as a large scale, publicly-traded digital asset miner focused on economical mining, highly diversified revenue streams, and industry-leading best practices in ESG.

New Hut will have access to approximately 825 MW of gross energy across all six sites with self-mining, hosting, and managed infrastructure operations. In addition to the Company’s current operational digital asset mining sites, being the Drumheller Facility and the Medicine Hat Facility, New Hut is expected to operate facilities located in Niagara Falls, New York, Kearney, Nebraska, Granbury Texas, and King Mountain, Texas (through a 50% membership interest in a joint venture alongside a leading energy partner).

USBTC is an industrial-scale operator of Bitcoin mining sites. The USBTC’s strategy is to design, build, and operate sites where there is access to low-cost and sustainable sources of electricity. USBTC operates four sites across the United States with access to approximately 730 MW of electricity and fully built out rack space.

USBTC has several revenue streams: self-mining, hosting, managed infrastructure operations, and equipment sales. Self-mining refers to all USBTC-owned machines that contribute computing power to mining pools in exchange for Bitcoin. Hosting refers to USBTC operating third party-owned machines at its sites in exchange for a hosting fee. Managed infrastructure operations refers to USBTC operating third-party-owned Bitcoin mining sites in exchange for a property management fee. Equipment sales refers to USBTC selling mining or infrastructure equipment to third-parties.

RISK FACTORS

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, or the trading price of the Common Shares. Due to the nature of Hut 8’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, Hut 8 is subject to significant risks.

Risks Relating to Investment in the Company and in our Common Shares

There is no guarantee that our Common Shares will earn any positive return in the short term or long term.

In general, a holding of our Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The market price of our Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.

The trading price of our Common Shares has been, and is likely to continue to be, volatile, and may be influenced by market conditions and other factors, some of which are beyond our control and cannot be predicted. As a result, investment in our Common Shares is inherently risky and as a holder, you might not be able to sell your Common Shares at or above the price that you paid for them. In addition, the price of Bitcoin has been highly volatile and unpredictable, and the trading price of our Common Shares has generally been highly and directly correlated with the price fluctuations of Bitcoin. Specifically, we have experienced adverse effects on our Common Share price when the value of Bitcoin has fallen, and we anticipate similar outcomes as our Common Share price continues to be correlated with the price of Bitcoin. Furthermore, if the market for Bitcoin or capital markets in general experience a loss of investor confidence, the trading price of our Common Shares could decline for reasons unrelated to our business, operating results or financial condition. That is, the trading price of our Common Shares is subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence share prices or the value of non-digital assets such as revenue, cash flows, profitability, growth prospects, or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of digital assets or Blockchains generally, factors over which we have little or no influence or control.

Other factors that may contribute to market price fluctuations of our Common Shares include the following:

•	actual or anticipated fluctuations in our quarterly results of operations and/or future prospects;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which we operate;

•	addition to or departure of our executive officers, directors and/or other key personnel;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting our industry generally and our business and operations;

•	announcements of developments and other material events by us or our competitors;

•	fluctuations to the costs of vital products and services used by us in our business;

•	changes in global financial markets and global economies and general market conditions, such as interest rates;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	litigation or regulatory action against us;

•	operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies;

•
news reports, investor speculation, social media, chat rooms and other methods of information dissemination concerning trends, concerns, technological or competitive developments, regulatory matters and other related issues in our industry or target markets;

•	the level of short interest in our stock; and

•	current and future global economic, political and social conditions, including the COVID-19 pandemic.

Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company had negative cash flow from operations and may have negative cash flow in the future.

The Company had negative operating cash flow for the year ended December 31, 2022. To the extent that the Company has negative cash flow in any future period, the Company may be required to undertake additional financing activities or continue to sell its inventory of digital assets to fund such negative cash flow from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing, if needed.

We have not declared and paid dividends in the past and may not declare and pay dividends in the future.

The Company has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on our Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders.

The Company incurs increased costs as a result of being a public company in the United States, and the Company’s management will be required to devote substantial time to United States public company compliance efforts.

As a public company in the United States, the Company incurs additional legal, accounting, reporting, and other expenses that the Company would not incur as a public company solely in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If our efforts to comply with new United States laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and the Company will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

The Company is a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act of 1933 (the “Securities Act”), and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the United States Securities and Exchange Commission (“SEC”). Under the U.S. Exchange Act of 1934 (the “Exchange Act”), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors, and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is currently exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company is not required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company currently relies on this exemption with respect to requirements regarding the quorum for any meeting of its shareholders. The Company may in the future elect to follow home country practices in Canada with regard to other matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company may in the future lose its foreign private issuer status if a majority of the Company’s shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of its directors or executive officers are U.S. citizens or residents; (2) a majority of its assets are located in the United States; or (3) its business is administered principally in the United States. The regulatory and compliance costs to the Company under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

It may be difficult to enforce civil liabilities in Canada under U.S. securities laws.

The Company was incorporated in Canada, and its corporate headquarters are located in Canada. A majority of the Company’s directors and executive officers reside or are based principally in Canada and the majority of the Company’s assets and all or a substantial portion of the assets of these persons is located outside the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against the Company or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.

The rights of holders of Common Shares may be subordinated to those of our debtholders and other securityholders in certain circumstances.

In any liquidation, dissolution or winding up of the Company, our Common Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our Common Shares. As a result, holders of Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Common Shares, if any, have been satisfied.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.235 billion or more; (ii) December 31, 2026 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of our common equity pursuant to an effective registration statement under the Securities Act); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.

The price of Bitcoin and other digital assets have historically been volatile.

To date, the Company’s primary business has centered around the mining of Bitcoin. However, the Company may in the future hold material amounts of digital assets other than Bitcoin. The trading prices of many digital assets, including Bitcoin, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the prices of digital assets, could have a material adverse effect on the financial and operational results of the Company. Furthermore, negative perception, a lack of stability and standardized regulation in the digital asset economy may reduce confidence in the digital asset economy and may result in greater volatility in the price of Bitcoin and other digital assets, including a depreciation in value.

The value of digital assets may be subject to momentum pricing risk.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Digital asset market prices are determined primarily using data from various exchanges, over the counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of digital assets, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s Bitcoin inventory and thereby affect the Company’s shareholders.

Regulatory Related Risks

If Bitcoin were determined to be an investment security, the Company could be required to register as an investment company.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form), such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

The classification of Bitcoin as a security by the SEC could result in the Company being deemed to be an “investment company” under the U.S. Investment Company Act. Classification as an investment company under the U.S. Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of the Company’s operations, and the Company would be very constrained in the kind of business it could do as a registered investment company. Further, the Company would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the U.S. Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, to register if required would have a materially adverse impact to conduct the Company’s operations.

Bitcoin’s and other digital assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if the Company is unable to properly characterize a digital asset, the Company may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect the Company’s business, operating results, and financial condition.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis. The SEC Staff has indicated that the determination of whether or not a digital asset is a security depends on the characteristics and use of that particular asset. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. However, the SEC and its staff have taken positions that certain digital assets are “securities”. Prior public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security. Such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, cannot be generalized to any other digital asset and may evolve. Similarly, although the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation, or statement of the SEC and is not binding on the SEC. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities.

To the extent that the SEC or a court determines that any digital assets the Company holds, or chooses to hold in the future, are securities, that determination could prevent the Company from continuing to hold or mine those digital assets. It could also result in regulatory enforcement penalties and financial losses. The Company could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with securities registration requirements. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Moreover, the networks on which such digital assets are used might be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, any determination that Bitcoin is a security could draw negative publicity and cause a decline in the general acceptance of digital assets. Also, it would make it more difficult for Bitcoin to be traded, cleared, and held in custody as compared to other digital assets that are not considered to be securities. Lastly, any determination that a digital asset the Company holds, or chooses to hold in the future, is a “security” may require the Company to register as an investment company under the Investment Company Act.

Certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” If Bitcoin or any other supported digital asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported digital asset. For instance, all transactions in such supported digital asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, ease of use and ability to be transacted. Moreover, the networks on which such supported digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such supported digital asset to be traded, cleared, and held in custody as compared to other digital assets that are not considered to be securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin or other digital assets, participate in blockchains or utilize similar digital assets in one or more countries, the ruling of which would adversely affect its business operations.

Although currently digital assets generally are not regulated or are lightly regulated in most countries, countries such as China and Russia have taken harsh regulatory action to curb the use of digital assets and may continue to take regulatory action in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets or to exchange them for fiat currency. Such restrictions may adversely affect the Company as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on the Company’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on the Company’s business, prospects, or operations and potentially the value of any Bitcoin the Company mines or otherwise acquires or holds for its own account, ultimately harming investors.

Risks Related to the Company’s Operations

The Company is an early-stage company with limited operating history and may never become profitable.

The Company has a limited history of operations and is in the early stage of development. As such, the Company will be subject to many risks common to such enterprises, including under capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations. There can be no assurance that the Company will be able to develop any of its projects profitably or that any of its activities will generate positive cash flow.

The Company’s business may by subject to, or required to obtain, government permits, approvals, or licences.

The Company’s business may be subject to extensive federal, provincial, state, or local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause the Company to incur significant additional costs or adversely impact the Company’s ability to compete on favourable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state or federal court.

The regulatory environment has undergone significant changes in the last several years due to government policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and the Company cannot predict the future design of the power markets or the ultimate effect that the changing regulatory environment will have on the Company’s business. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, the Company’s business, financial condition, results of operations and prospects could be negatively impacted.

The Company’s revenues and operating results may fluctuate in future periods due to factors that are outside of our control.

The Company’s revenue in past periods may not be indicative of future performance from quarter to quarter or year to year. In addition, our operating results may not follow any past trends. The factors affecting our revenue and results, many of which are outside of our control include:

•
general weakening of the economy resulting in a decrease in the overall demand for telecommunications, data centre, cloud or information technology services or otherwise affecting the capital investment levels of medium-sized and enterprise businesses;

•	timing of the development of new service offerings;

•
no assurance that the Company’s current and future competitors will not be able to develop data centre or cloud services or other infrastructure expertise comparable or superior to those developed by the Company or to adapt more quickly than the Company to new technologies, evolving industry standards, or customer requirements; and

•	seasonal factors which may cause certain cloud service customers to increase or decrease their usage based services.

Our operations and profitability may be adversely affected by competition from other methods of investing in digital assets.

We compete with other digital asset and distributed ledger technology businesses focused on developing substantial Bitcoin mining operations and other financial vehicles backed by or linked to digital assets. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in digital assets directly, which could limit the market for our Common Shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have increased scrutiny on digital assets, and such scrutiny could be applicable to us and impact our ability to successfully establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects, or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account, and harm investors.

The cost of obtaining new and replacement miners and parts has historically been capital-intensive and is likely to continue being capital-intensive, which could materially and adversely affect our business, financial condition, and results of operations.

The Company’s digital asset mining operations can only be profitable if the costs, inclusive of hardware and electricity costs, associated with mining digital assets is lower than the price of the digital assets mined at the time of sale. Miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond the Company’s control. Additionally, as technology evolves, the Company may acquire newer models of miners to remain competitive in the market.

For example, the miners and other equipment purchased by the Company will eventually degrade due to ordinary wear and tear from usage and may also be lost or damaged due to factors outside of the Company’s control. When this happens, these miners and equipment need to be repaired or replaced. The process of upgrading miners and equipment requires substantial capital investment, and the Company may face challenges in executing upgrades on a timely and cost-effective basis based on availability of new miners and the company’s access to adequate capital. If the Company is unable to obtain a sufficient unit volume of miners and equipment at scale, it may be unable to remain competitive in a highly competitive and evolving industry. If this happens, the Company may not be able to mine digital assets as efficiently or at a comparable scale to competitors. As a result, the Company’s business, financial condition, and results of operations could suffer. This could, in turn, materially and adversely affect the trading price of our Common Shares and investors could lose part or all of their investment.

The price of new Bitcoin miners may be linked to the price of Bitcoin and other digital assets, and the cost of obtaining new and replacement Bitcoin miners may increase if the price of Bitcoin rises, which could materially and adversely affect the Company’s business, financial condition and results of operations.

There are reports indicating that miner manufacturers adjust miner prices based on the price of Bitcoin. As a result, the Company’s cost of obtaining new miners can be unpredictable and significantly higher than the Company’s historical cost of obtaining new miners. The Company’s business, financial condition, and results of operations are dependent on its ability to sell the Bitcoin it mines at a price greater than its cost to produce Bitcoin. As the cost of obtaining new miners increases, the cost of producing Bitcoin also increases. This requires a corresponding increase in the price of Bitcoin for the Company to achieve or maintain profitability.

The Company observed a significant increase in market demand for miners when Bitcoin prices rose at the end of the calendar year 2021. Concurrently, the Company observed a significant increase in the unit price of new model miners in the market. While the Company cannot know definitively if these two phenomena are linked, it has observed a measurable increase in the price of new miners offered by manufacturers coinciding with a rise in the price of Bitcoin. If this phenomena exists in the future, the Company may obtain new miners and other hardware from manufacturers or from other third parties at a cost higher than its historical cost.

The Company incurs a significant upfront capital cost each time it acquires new miners, and the Company may not realize the benefit of these capital expenditures. If this occurs, the Company’s business, financial condition, and results of operations could be materially and adversely affected should the future price of Bitcoin not be sufficiently high.

The Company may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect its business, financial condition, and results of operations.

In the past, the Company has observed periods of shortage in new miners available for purchase and a delay in delivery schedules for new miner purchases. There is no assurance that miner manufacturers or any other equipment manufacturers will be able to keep pace with potential surges in demand for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they fulfill purchase orders fully and in a timely manner.

In the event that miner manufacturers or other suppliers are not able to keep pace with, or fail to satisfy, demand, the Company may not be able to purchase miners or other equipment in sufficient quantities or on the delivery schedules required to meet its business needs. Additionally, should any suppliers default on purchase agreements with the Company, the company may need to pursue recourse under international jurisdictions, which could be costly and time-consuming. Furthermore, there is no guarantee that the Company would succeed in recovering any of the deposits paid for such purchases, which could materially and adversely affect its business, financial condition, and results of operations.

Miner manufacturers may continue requiring significant advance deposits before orders are fulfilled and delivered.

In the past, miner manufacturers have required advance deposits for miner purchases. If this continues in the future, the Company may need to tie up significant amounts of cash several months before it receives and is able to deploy purchased miners to generate revenue. These advance deposits further drive the financial burden of operating a capital-intensive business. Miner manufacturers holding a deposit from the Company may go out of business before delivering purchased miners, or for other reasons fail to deliver the miners associated with the deposit. There is no certainty that, in such circumstances, the Company would succeed in recovering any of its deposit, which could materially and adversely affect its business, financial condition, and results of operations.

The Company’s digital asset mining facilities may experience damages, including damages that are not covered by insurance.

The Company’s digital asset mining facilities, and any future mines the Company establishes will be, subject to a variety of risks relating to physical condition and operation, including:

•	the presence of construction or repair defects or other structural or building damage;

•	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•	any damage resulting from natural disasters, including hurricanes, tornadoes, earthquakes, fires, floods and windstorms; and

•	and claims by employees and others for injuries sustained at the Company’s properties.

For example, a mining facility could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures the Company takes to protect against these risks may not be sufficient. Additionally, a mine could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. The Company’s insurance may cover all or a portion of the replacement cost of any lost or damaged miners, but does not cover any interruption of its mining activities. The Company’s insurance therefore may not be adequate to cover the losses it suffers as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining facilities in its network, such mining facilities may not be adequately repaired in a timely manner or at all and the Company may lose some or all of the future revenues anticipated to be derived from such mines.

The Company’s financial performance may be impacted by price fluctuations in the power market, as well other market factors that are beyond the Company’s control.

The Company’s revenues, cost of doing business, results of operations and operating cash flows generally may be impacted by price fluctuations in the power market and other market factors beyond the Company’s control. Market prices for power, capacity and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility due to supply and demand imbalances. Long- and short-term power prices may also fluctuate substantially due to other factors outside of the Company’s control, including:

•
changes in generation capacity in the Company’s markets, including the addition of new supplies of power as a result of the development of new plants, expansion of existing plants, the continued operation of uneconomic power plants due to government subsidies, or additional transmission capacity;

•	environmental regulations and legislation;

•	electric supply disruptions, including plant outages and transmission disruptions;

•	changes in power transmission infrastructure;

•	fuel transportation capacity constraints or inefficiencies;

•	changes in law, including judicial decisions;

•	weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;

•	changes in commodity prices and the supply of commodities, including but not limited to natural gas, coal and oil;

•
changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

•	development of new fuels, new technologies and new forms of competition for the production of power;

•	fuel price volatility;

•	economic and political conditions;

•	supply and demand for energy commodities;

•	supply chain disruption of electrical components needed to transmit energy;

•	availability of competitively priced alternative energy sources;

•	ability to procure satisfactory levels of inventory; and

•	changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power and prices could affect wholesale power generation profitability and cost of power for the Company’s digital asset mining activities. While the Company does not generate power for itself today, the Company may choose to do so in the future. The above risks could apply to the Company’s current or future energy procurement.

Global conflict, increasing tensions between the United States and Russia, and other effects of the ongoing conflict in Ukraine, could negatively impact the Company’s business, results of operations, and financial condition.

Global conflict could increase costs and limit availability of energy and other resources the Company depends upon for its business operations. For example, while the Company does not operate in Russia or Ukraine, the increasing tensions between the United States and Russia and the other effects of the ongoing conflict in Ukraine have resulted in many broader economic impacts such as Canada imposing sanctions and bans against Russia and Russian products imported into Canada. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for the Company to conduct its mining operations. Further sanctions, bans or other economic actions in response to the ongoing conflict in Ukraine or in response to any other global conflict could result in an increase in costs and further disruptions to the Company’s supply chain. While the extent of such items is not presently known, any of them could negatively impact the Company’s business, results of operations, and financial condition.

The grids that the Company relies on for energy may not be able to operate as planned, which may increase the Company’s expenses and decrease its revenues and have an adverse effect on the Company’s business, financial condition and results of operations.

The operation of the grids the Company relies on, as well as the Company’s information technology systems and other assets and conduct of other activities subject the Company to a variety of risks, including the breakdown or failure of equipment, accidents, security breaches, viruses or outages affecting information technology systems, labor disputes, obsolescence, delivery/transportation problems and disruptions of fuel supply and performance below expected levels. These events may impact the Company’s ability to conduct its businesses efficiently and lead to increased costs, expenses or losses. Planned and unplanned outages with respect to the power grids that the Company relies on may require the Company to purchase power at then-current market prices which could have a negative impact on the cost structure of the Company’s Bitcoin mining operations.

The Company may face additional disruptions to its supply of electrical power and an increase of electricity rates.

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its digital asset miners. In respect of the Drumheller Facility, Hut 8 entered into an agreement with ATCO for the provision of power. In respect of the Medicine Hat Facility, Hut 8 entered into an agreement with the City of Medicine Hat for the provision of power. In respect of the North Bay Facility, hut 8 entered into an agreement with Validus for the provision of power. In November 2022, Validus suspended delivery of electrical power to the North Bay Facility. As of the date of this AIF, the agreements for the provision of power at the Drumheller Facility and Medicine Hat Facility remain in full force and effect and the Company expects its electricity supply for the Drumheller Facility and the Medicine Hat Facility to be reliable for the foreseeable future. However, any further disruption in its power supply (including as a result of directed curtailment or suspension of power, outage or failure of electrical networks), material increase in electricity rates at or in respect of these facilities, or change in the design of the Alberta power market (including any change in the tariff with respect to the rates and charges to be collected by the Alberta Electric System Operator with respect to the Alberta Interconnected Electric System) could result in a material adverse effect on the business, operations and/or profitability of the Company.

The Company is currently subject to litigation and cannot predict the outcome of any current or future legal proceedings with respect to its current or past business practices.

The Company is, and may in the future be, subject to legal proceedings in the course of its business or otherwise, including, but not limited to, actions relating to contract disputes, business practices, intellectual property, real estate and leases, and other commercial, tax and regulatory matters. In particular, on January 25, 2023, the Company filed the Statement of Claim in the Superior Court of Justice of Ontario against Validus and Bay Power seeking various relief including enforcement of certain provisions of the North Bay PPA and monetary damages incurred as a result of the dispute. On February 17, 2023, the Company received the Counterclaim of Validus denying the majority of allegations in the Company’s Statement of Claim sought monetary damages. See “Legal Proceedings And Regulatory Actions” below.

These, and any future legal proceedings, may involve claims for substantial amounts of money or for other relief or might necessitate changes to our business or operations, and the defense of such actions may be both time-consuming and expensive. Moreover, the process of litigating requires substantial time, which may distract our management. Even if we are successful, any litigation may be costly, and may approximate the cost of damages sought. These actions could also expose us to adverse publicity, which might adversely affect our reputation and therefore, our results of operations. Further, if any such proceedings were to result in an unfavorable outcome, it could have an adverse effect on the Company’s liquidity, operations, and financial results.

The Company’s commercial agreements may limit the ability of the Company to recover losses relating to its Bitcoin.

Under the Company’s commercial agreements, some service providers and parties are not liable for any special, incidental, indirect, intangible, or consequential damages arising out of, or in connection with, among other things, the terms of the agreements or performance thereunder. Further, it may be the case that in no event will the aggregate liability pursuant to these agreements hold a party liable for any loss or damage exceeding the fees paid or payable to the party by the Company during a period immediately preceding the incident giving rise to such liability. Notwithstanding the foregoing, the liability of a party may not be limited in respect of direct damages arising from, or in any way related to, the fraud, willful misconduct or gross negligence of the party in question.

Digital assets, including those maintained by or for the Company, may be exposed to cybersecurity threats and hacks.

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) or breaches of data centre security for purposes of misappropriating, accessing our data centres or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial of service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects the Company, its data centres or its service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of digital assets in a manner that adversely affects the Company’s operations.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets with certain governments deeming them illegal while others have allowed their use and trade. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate.

The effect of any future regulatory change on the Company or any digital asset that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Investors may consult their tax advisers regarding the substantial uncertainty regarding the tax consequences of an investment in Bitcoin.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of digital assets. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset mining companies to additional regulation. For example, on July 25, 2017, the SEC released an investigative report which indicates that the SEC would, in some circumstances, consider the offer and sale of Blockchain tokens pursuant to an initial coin offering subject to U.S. securities laws. Similarly, on August 24, 2017, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings, providing guidance on whether initial coin offerings, pursuant to which tokens are offered to investors, are subject to Canadian securities laws.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade digital assets or to exchange digital assets for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in our Common Shares. Such a restriction could result in the Company liquidating its Bitcoin inventory at unfavorable prices and may adversely affect the Company’s shareholders.

Digital asset exchanges and other trading venues are relatively new and, in some cases, unregulated and may therefore be more exposed to fraud and failure.

To the extent that digital asset exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in digital asset prices. Digital asset market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Many digital asset exchanges currently do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, which may cause the price of Bitcoin to decline. For example, in the first half of 2022, each of Celsius, Voyager, and Three Arrows declared bankruptcy, resulting in a loss of confidence among participants in the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, BlockFi and FTX , the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy. Most recently, in January 2023, Genesis Global filed for bankruptcy.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset market and in Bitcoin. These events have also negatively impacted the liquidity of the digital asset market as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset market continues to be negatively impacted by these events, digital asset prices, including the price of Bitcoin, may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence at least in part in digital asset networks and result in greater volatility in Bitcoin’s value. Because the value of Bitcoin is derived from the continued willingness of market participants to exchange government-issued currency that is designated as legal tender in its country of issuance through government decree, regulation, or law (“fiat” currency) for Bitcoin, should the marketplace for Bitcoin be jeopardized or disappear entirely, permanent and total loss of the value of Bitcoin may result.

Banks and other financial institutions may not provide banking services, or may cut off banking services, to businesses that provide digital asset related services or that accept digital assets as payment.

A number of companies that engage in Bitcoin and/or other digital asset-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to digital assets has been to exclude their use for ordinary consumer transactions within China. The Company also may be unable to obtain or maintain these services for the Company’s business. The difficulty that many businesses that provide Bitcoin and/or derivatives on other digital asset-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of digital assets as a payment system and harming public perception of digital assets, and could decrease their usefulness and harm their public perception in the future.

The usefulness of digital assets as a payment system and the public perception of digital assets could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other digital asset-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and securities depositories, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect the Company’s relationships with financial institutions and impede the Company’s ability to convert digital assets to fiat currencies. Such factors could have a material adverse effect on the Company’s ability to continue as a going concern or to pursue the Company’s new strategy at all, which could have a material adverse effect on the Company’s business, prospects or operations and harm investors.

The Company may face risks of internet disruptions, which could have an adverse effect on the price of digital assets.

A disruption of the internet may affect the use of digital assets and subsequently the value of our securities. Generally, digital assets and our business of mining digital assets is dependent upon the internet. A significant disruption in internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of digital assets and our ability to mine digital assets.

The Company may experience liquidity constraints and need to raise additional capital.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans. Though the Company has an open term revolving credit facility with Galaxy with a facility size of up to US$50 million, which, upon posting digital asset collateral, the Company can draw on as an additional source of liquidity, the facility is uncommitted and there is no certainty that market conditions will allow the Company to access the facility on commercially reasonable terms, or at all.

The Company can also access additional liquidity through the issuance of securities, arrangement of debt facilities and sale of Bitcoin. The Company’s ability to successfully access capital markets for issuance of securities is dependent on certain market conditions, which may be outside of the Company’s control. Additional funds, by way of equity and/or debt offerings, may be needed to finance the Company’s future activities. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable, or that the Company will be able to comply with covenants in its existing credit agreement or future agreements. Failure to obtain such additional financing could cause the Company to reduce or terminate its operations.

The Company may be unable to obtain additional financing on acceptable terms or at all.

The continued development of the Company will require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company’s business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will require additional financing to fund its operations until positive cash flow is achieved.

Digital asset mining consumes a significant amount of energy to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to the Company’s mining operations. There can be no assurance that the Company’s operations will not be affected by power shortages or an increase in energy prices in the future. In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond the control of the Company’s customers. Energy prices have recently experienced significant volatility and there can be no assurance that they will not increase significantly. Further, the Company may experience power shortages due to seasonal variations in the supply of power. Power shortages, power outages or increased power prices could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s assets are highly concentrated in a single asset, which enhances the risk inherent in the Company’s strategy.

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. Currently, the Company has its investment highly concentrated in a single asset, Bitcoin. The Company tracks the market price of Bitcoin, less the Company’s liabilities and expenses, by investing in the assets of the Company in Bitcoin. The concentration of our Bitcoin holdings limits the risk mitigation that we could take advantage of by holding a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our “HODL” strategy. The price of Bitcoin has recently experienced a significant decline, and this has had, and any further significant declines in the price of Bitcoin would have, a more pronounced impact on our financial condition than if we held a more diverse portfolio of assets.

The Company currently relies on a number of key employees, the loss of which could adversely affect the future business and operations of the Company.

The success of Hut 8 is dependent upon the ability, expertise, judgment, discretion, and good faith of a limited number of people constituting its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on Hut 8’s business, operating results, or financial condition.

The Company may enter into transactions under which it is an unsecured lender of Bitcoin.

From time to time, the Company may generate income from Bitcoin lending arrangements. The loaned Bitcoin ranks subordinate to the other loans of the borrower, which are secured. In the event such borrower experiences a bankruptcy, liquidation, reorganization or other winding up transaction, assets of the borrower (which may include the loaned Bitcoin) may be available to satisfy the claims of such secured creditors. If there are insufficient assets of the borrower to pay all of a borrower’s secured creditors, all or a portion of the loaned Bitcoin then outstanding would remain unpaid.

The Company may experience a concentration of credit risk.

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and deposits and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

The Company may experience increased borrowing costs from changes to market interest rates.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

The Company operates in Canada and the United States and may experience currency risk as a result of its operations.

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect its financial condition and results of operations. In particular, exchange rate fluctuations may affect the costs that the Company incurs in its operations. Digital assets are generally sold in U.S. dollars and the Company’s costs are incurred principally in US and Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of mining in U.S. dollar terms. In addition, the Company holds cash balances in both U.S. dollars and Canadian dollars the values of which are impacted by fluctuations in currency exchange rates.

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company’s functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in U.S. Dollars to purchase mining equipment from Bitfury and with loans payable denominated in U.S. Dollars. Management currently does not hedge its foreign exchange risk.

The Company may be required to sell its inventory of digital assets to pay suppliers.

The Company has sold portions of its inventory of digital assets to pay necessary expenses and fund operating costs, and may do so in the future, irrespective of then-current digital asset prices. Consequently, the Company’s inventory of digital assets may be sold at a time when the price is low, resulting in a negative effect on the Company’s profitability. As a result, we may be directly exposed to Bitcoin’s price volatility and surrounding risks.

The Company’s commercial success depends on its ability to mitigate electrical risks and backup power risks.

The containers and their contents are substantially comprised of metal components, which increase the risk of an electrical short in the Company’s equipment. The Company will maintain a supply of back up and replacement parts on site or at a location near to the Drumheller Facility. In addition, the Company’s operations consume a large amount of energy; accordingly, it is not practical or economical for the Company’s operations to run on back up generators in the event of a power outage.

Digital asset mining consumes a significant amount of energy to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to the Company’s mining operations. There can be no assurance that the Company’s operations will not be affected by power shortages or an increase in energy prices in the future. In particular, the power supply could be disrupted by natural disasters, such as storms, floods, mudslides and earthquakes, change in federal or provincial policy or legislation affecting the conduct or any governmental entity, or other similar events beyond the control of the Company (or its suppliers and/or customers). Energy prices have recently experienced significant volatility and there can be no assurance that they will not increase significantly, particularly in respect of a change in the design of the Alberta power market (including any change in the tariff with respect to the rates and charges to be collected by the Alberta Electric System Operator with respect to the Alberta Interconnected Electric System). Further, the Company may experience power shortages due to seasonal variations in the supply of power, including due to outages or forced curtailment orders issued in respect of the facilities supplying power to the Company’s operations or in respect of the broader transmission system. Power shortages, power outages or increased power prices could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s equipment may malfunction from excessive weather exposure.

The Company’s mining operations are housed in containers. Containers are susceptible to excessive external exposure, which may result in equipment malfunction and require equipment to be replaced. The status of the air filters in the containers are manually tracked and replaced, requiring a dedicated monitoring schedule.

Company may be required to acquire more technologically advanced mining software and other required equipment and may experience supply chain disruptions.

As the technology evolves, the Company may be required to acquire more technologically advanced mining software and other required equipment to operate the Company effectively and remain competitive in the market. Disruption to the Company’s supply chain could prevent it from acquiring this software and any other required equipment that it needs to operate the Company and remain competitive, which could have a material adverse effect on the Company’s business, results of operations and financial condition. As new technological innovations occur, including in quantum computing, there are no assurances that the Company will be able to adopt or effect such new innovations, nor that the Company will be able to acquire new and improved equipment to stay competitive or that the existing software or other equipment of the Company will not become obsolete, uncompetitive or inefficient.

The impact of geopolitical events on the supply and demand for digital assets is uncertain.

Crises may motivate large scale purchases of digital assets which could increase the price of digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis driven purchasing behavior wanes, adversely affecting the value of the Company’s Bitcoin inventory. The possibility of large scale purchases of digital assets in times of crisis may have a short term positive impact on the prices of Bitcoin. Crises of this nature in the future may erode investors’ confidence in the stability of digital assets and may impair their price performance which would, in turn, adversely affect the Company’s Bitcoin inventory.

As an alternative to fiat currencies that are backed by central governments, digital assets such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large scale acquisitions or sales of Bitcoin either globally or locally. Large scale sales of digital assets would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in digital assets is subject to a variety of factors that are difficult to evaluate.

The use of digital assets to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of digital assets in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to:

•	Continued worldwide growth in the adoption and use of digital assets;

•	Governmental and quasi governmental regulation of digital assets and their use, or restrictions on or regulation of access to and operation of the network or similar digital asset systems;

•	Changes in consumer demographics and public tastes and preferences;

•	The maintenance and development of the open source software protocol of the network;

•	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	General economic conditions and the regulatory environment relating to digital assets; and

•	Consumer sentiment and perception of Bitcoin specifically and digital assets generally.

During 2022 and early 2023, FTX, Three Arrows, Celsius, Voyager, BlockFi and Genesis Global filed for bankruptcy. Even if there is no direct material impact on the Company’s business from such bankruptcies, the Company has been and may continue to be impacted indirectly. Following these events, users’ confidence in trading of digital assets has decreased and the digital asset market has experienced negative publicity and extreme price volatility. These events have negatively impacted a number of other entities in the digital asset industry as well as the liquidity of certain digital assets. Continued price volatility, as well as negative publicity and a lack of standardized regulation in the digital asset market, has negatively affected and may continue to negatively affect several other entities in the digital asset industry and overall digital asset market confidence. Such decrease in confidence in digital assets has had and may continue to have a negative impact on the Company’s business. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices may continue to experience significant volatility and confidence in digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to the Company or on the digital asset industry as a whole.

The outcome of these factors could have negative effects on our ability to pursue our business strategy or continue as a going concern, which could have a material adverse effect on our business, prospects, or operations as well as potentially negative effect on the value of any Bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Acceptance and/or widespread use of digital asset is uncertain and a lack of adoption or contraction of use may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability.

Currently, there is relatively small use of Bitcoin and/or other digital assets in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, Bitcoin and its other digital asset counterparts have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of digital asset demand is generated by speculators and investors seeking to profit from the short term or long term holding of digital assets. The relative lack of acceptance of digital assets in the retail and commercial marketplace limits the ability of end users to use them to pay for goods and services. A lack of expansion by digital assets into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability.

The Company may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The Blockchain and telecommunications markets are experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in the Company’s products becoming obsolete at sudden and unpredictable intervals. To maintain the relevancy of the Company’s products, the Company has actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

(a)	the Company’s product planning efforts may fail in resulting in the development or commercialization of new technologies or ideas;

(b)	the Company’s research and development efforts may fail to translate new product plans into commercially feasible products;

(c)	the Company’s new technologies or new products may not be well received by consumers;

(d)	the Company may not have adequate funding and resources necessary for continual investments in product planning and research and development;

(e)	the Company’s products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

(f)	the Company’s newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate the next generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share. In particular, the Company may experience difficulties with product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent the Company’s introduction of new or enhanced products. Furthermore, the Company’s research and development efforts may not yield the expected results, or may prove to be futile due to the lack of market demand.

The Company may not be able to secure adequate insurance coverage.

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business in amounts that it believes to be reasonable in accordance with technology industry practice. However, given the novelty of digital asset mining and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company. In some cases, such as with respect to environmental risks, coverage may not be available or is considered too expensive relative to the perceived risk.

The properties included in our mining operation may experience damages, including damages that may not covered by insurance.

Our current mining or any future mines we establish will be, subject to a variety of risks relating to physical condition and operation, including:

•	construction or repair defects or other structural or building damage;

•	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•	claims by employees and others for injuries sustained at our properties.

While our mining sites have been carefully designed and constructed, they could still be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient or effective.

We may incur costs and challenges enforcing and defending our intellectual property rights.

We may incur expense costs in protecting, enforcing and defending our intellectual property rights against third parties. Intellectual property disputes may be costly and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Third-party intellectual property claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain products, subject us to injunctions restricting our sale of products, or cause severe disruptions to our operations or the marketplaces in which we compete. Any of these could have an adverse effect on our business and financial condition.

Potential intellectual property right claims.

Intellectual property rights claims may adversely affect the operation of the Bitcoin Network. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in the Bitcoin Network’s long term viability or the ability of end users to hold and transfer Bitcoin may adversely affect the value of Bitcoin. Additionally, a meritorious intellectual property claim could prevent the Company and other end users from accessing the Bitcoin Network or holding or transferring their Bitcoin.

Third parties may claim that our products or services infringe or otherwise violate their proprietary rights, which claims and any related litigation may adversely affect our business, financial condition and results of operations.

Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Any of the foregoing could adversely impact on the Company’s business, results of operations and financial condition and we may be unsuccessful in defending such disputes or litigation, which may require us to pay substantial damages or be subject to an injunction.

We employ third-party licensed software, and the inability to maintain these licenses, failure to comply with the terms of these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect the Company’s business, results of operations and financial condition

We employ third-party licensed software in connection with our power monitoring. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to migrate to other third-party software. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our platform, result in a failure of our platform, present security risks and injure our reputation.

Risks Relating to Taxation

If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may increase.

We have cross-border transactions among the Company and its subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Company and our subsidiaries to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our future cash flows, future earnings and financial condition.

Hut 8 may be classified as a “passive foreign investment company” for the purposes of U.S. federal income tax, which may have adverse tax consequences for U.S. investors.

Special U.S. federal income tax rules apply to a U.S. taxpayer that holds, directly or indirectly, stock in a non-U.S. corporation classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a PFIC for U.S. federal income tax purposes. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the corporation from time to time and the nature of its activities. In addition, the treatment of digital assets such as Bitcoin for purposes of the PFIC rules is unclear. While not free from doubt, the Company believes it was not a PFIC in 2022. The tests to determine whether a company is a PFIC apply annually and a company’s status can change depending, among other things, on changes in the composition and relative value of its gross receipts and assets, changes in its operations and changes in the market value of its stock. Accordingly, no assurance can be provided by the Company that it will not become a PFIC in any future taxable year.

If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of Common Shares or any so-called “excess distribution” received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective “qualified electing fund” election under Section 1295 of the Internal Revenue Code of 1986, as amended (a “QEF Election”), or, to a lesser extent, a mark-to-market election under Section 1296 of the Internal Revenue Code of 1986, as amended (a “Mark-to-Market Election”). However, U.S. taxpayers should be aware that we do not intend to supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is classified as a PFIC. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of Common Shares over the taxpayer’s basis therein. Each holder of Common Shares, whether current or in the future, who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of Common Shares.

Mining of Bitcoin is subject to existing taxes and may be subject to new taxes.

Where digital asset has been acquired as a result of mining activities of a commercial nature, the Company is currently subject to certain applicable taxes by applicable government authorities and may be subject to certain new taxes imposed by various applicable governmental authorities, whether at the time the digital asset is earned, as a service, or otherwise in connection with the operations the Company currently undertakes or may in the future undertake as part of its ongoing strategic plan. There are no assurances that any such taxes will not have a material adverse impact on the Company’s business, results of operations and financial condition.

Increased carbon taxes could have a material negative impact on the Company’s results of operation and financial condition.

Bitcoin mining is energy intensive and has a significant carbon footprint. Increases in the tax payable on carbon emissions related to the Company’s operations could significantly increase the Company’s cost of doing business and could have a material adverse effect on the Company’s business, results of operations and financial condition. While the Company currently uses wind power as a source of power for its existing operations, there are no assurances that the Company will be able to effectively and efficiently, or at all, source its power needs with cost efficient and reliable alternative renewable energy sources.

Risks Relating to Mining and Holding Digital Assets

The Company may face several risks due to disruptions in the digital asset markets, including but not limited to the risk from depreciation in the Company’s stock price, financing risk, risk of increased losses or impairments in its investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of digital assets.

In 2022 and the beginning of 2023, some of the well-known digital asset market participants, including Celsius, Voyager, Three Arrows, BlockFi and Genesis Global declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset market and in Bitcoin. These events have also negatively impacted the liquidity of the digital asset market as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset market continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

The failure or insolvency of large exchanges like FTX may cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in the Company. Such market volatility and decrease in Bitcoin price may have a material and adverse effect on the Company’s results of operations and financial condition as the results of the Company’s operations are significantly tied to the price of Bitcoin.

Digital asset inventory may be exposed to cybersecurity threats and hacks.

As with any other computer code, flaws in digital asset codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have been rare.

Malicious actors or botnet obtaining control of more than 50% of the processing power on the Bitcoin Network.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new Bitcoin or transactions using such control. The malicious actor could “double spend” its own Bitcoin (i.e., spend the same Bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible.

Although there are no known reports of malicious activity or control of the Blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin ecosystem, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase, which may adversely affect an investment in the Company.

The Company may not be able to compete with other companies, some of whom have greater resources and experience.

The Company may not be able to compete successfully against present or future competitors. The Company does not have the resources to compete with larger providers of similar services at this time. The digital asset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than the Company does. Additionally, the number of Bitcoin and other digital asset mining companies has increased in recent years. With the limited resources the Company has available, the Company may experience great difficulties in expanding and improving its network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, including energy providers themselves, could result in the Company’s inability to secure acquisitions and partnerships that the Company may need to expand its business in the future. This competition from other entities with greater resources, experience and reputations may result in the Company’s failure to maintain or expand its business, as the Company may never be able to successfully execute its business plan. If the Company is unable to expand and remain competitive, its business could be negatively affected which would have an adverse effect on the trading price of its Common Shares, which would harm investors in the Company.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital asset.

Historically, a limited number of Bitcoin wallets held a significant portion of the Bitcoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. Similar or more concentrated levels of ownership may exist for other digital assets as well. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of Bitcoin and other digital assets.

The Company’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.

The Company competes with other users and/or companies that are mining Bitcoin and other potential financial vehicles, including securities backed by or linked to Bitcoin through entities similar to the Company. Market and financial conditions, and other conditions beyond the Company’s control, may make it more attractive to invest in other financial vehicles, or to invest in Bitcoin directly, which could limit the market for its shares and reduce its liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to the Company and impact the Company’s ability to successfully pursue its strategy or operate at all, or to establish or maintain a public market for its securities. Such circumstances could have a material adverse effect on the Company’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on its business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account, and harm investors.

If the Company or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to its Bitcoin, the Company may lose some or all of its Bitcoin and its financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to the Company’s Bitcoin. Bitcoin and other Blockchain-based digital assets have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of the Company’s Bitcoin in a manner that may not be covered by insurance or indemnity provisions of the custody agreement with a custodian who holds the Company’s Bitcoin. Such a loss could have a material adverse effect on the Company’s financial condition and results of operations.

The Company may be subject to additional various risks associated with holding digital assets held by custodians in custody for its own account.

The Company safeguards and keeps its digital assets private by utilizing storage solutions provided by NYDIG and BitGo. In light of the significant amount of Bitcoin the Company holds, the Company continues to consider a greater degree of diversification in the use of custodial services as the extent of potential risk of loss is dependent, in part, on the degree of diversification. The insurance that covers losses of the Company’s Bitcoin holdings covers only a small fraction of the value of the entirety of the Company’s Bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services the Company has or that such coverage will cover losses with respect to the Company’s Bitcoin.

In addition, the Company believes that existing law and the terms and conditions of its contractual arrangements with its custodians would not result in the Bitcoin held by its custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. However, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts and, if the Company’s custodially-held Bitcoin were, in the event of a bankruptcy of any of its custodians, nevertheless considered to be the property of a bankruptcy estate, the Bitcoin custodially-held on the Company’s behalf could be subject to bankruptcy proceedings and the Company could be treated as a general unsecured creditor of the custodian, inhibiting its ability to exercise ownership rights with respect to such Bitcoin. Any such outcome could have a material adverse effect on the Company’s financial condition and the market price of its Common Shares.

Forks in a digital asset network may occur in the future which may affect the value of Bitcoin held by the Company.

To the extent that a significant majority of users and miners on a digital asset network install software that changes the digital asset network or properties of a digital asset, including the irreversibility of transactions and limitations on the mining of new digital asset, the digital asset network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the digital asset network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the digital asset running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a digital asset, Blockchain with the greatest amount of hashing power contributed by miners or validators; or Blockchain with the longest chain. A fork in the Bitcoin network could adversely affect an investment in the Company securities or its ability to operate.

The Company may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in its securities. If the Company holds Bitcoin at the time of a hard fork into two digital assets, industry standards would dictate that the Company would be expected to hold an equivalent amount of the old and new assets following the fork. However, the Company may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, the Company may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to its holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new digital asset exceed the benefits of owning the new digital asset. Additionally, laws, regulation or other factors may prevent us from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset.

If fees increase for recording transactions in the Blockchain, demand for Bitcoin may be reduced and prevent the expansion of the Bitcoin Network to retail merchants and commercial business, resulting in a reduction in the price of Bitcoin that could adversely affect an investment in the Company.

As the number of Bitcoin awarded for solving a block in the Blockchain decreases, the incentive for miners to contribute processing power to the Bitcoin Network will transition from a set reward to transaction fees. To incentivize miners to continue to contribute processing power to the Bitcoin Network, the Bitcoin Network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. If miners demand higher transaction fees to record transactions in the Blockchain or a software upgrade automatically charges fees for all transactions, the cost of using Bitcoin may increase and the marketplace may be reluctant to accept Bitcoin as a means of payment. Existing users may be motivated to switch from Bitcoin to another digital currency or back to fiat currency. Decreased use and demand for Bitcoin may adversely affect their value and result in a reduction in the Bitcoin index price and the price of our Common Shares.

Our reliance on a third-party mining pool service providers for our mining revenue payouts may adversely affect an investment in us.

We currently rely on Foundry and Luxor, open access mining pools that support digital assets including Bitcoin, to receive our mining rewards and fees from the network. In general, mining pools allow miners to combine their computing and processing power, increasing their chances of solving a block and getting paid by the Bitcoin network. The rewards, distributed proportionally to our contribution to the pool’s overall mining power, are distributed by the pool operator. Should either pool operator system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. We have little means of recourse against either operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from Foundry or Luxor, we may experience reduced rewards for our efforts, which would have an adverse impact on the Company’s business, results of operations and financial condition.

In January 2023, Genesis Global filed for bankruptcy. Genesis Global is owned by Digital Currency Group Inc., which also owns Foundry, one of the Company’s mining pool providers; however, at this time, the Company believes it is not subject to any material risks arising from its previous exposure to Genesis Global.

The Company may suffer negative impacts from the loss or destruction of private keys.

Bitcoin are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the Bitcoin are held. While the Bitcoin Network requires a public key relating to a digital wallet to be published when used in a spending transaction, private keys must be safeguarded and kept private to prevent a third party from accessing the Bitcoin held in such wallet. To the extent a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, the Company will be unable to access the Bitcoin held in the related digital wallet and the private key will not be capable of being restored by the Bitcoin Network.

The limited rights of legal recourse against us, and our lack of insurance protection expose us and our shareholders to the risk of loss of our digital assets for which no person is liable.

The digital assets held by us are not insured and there is a risk that some or all of the Company’s Bitcoin could be lost, stolen, or destroyed. Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect our business, prospects, or operations and, consequently, an investment in us. At this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative, or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen digital assets. We do not hold our digital assets with a banking institution or a member of the FDIC or the SIPC and, therefore, our digital assets are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. If the Company’s Bitcoin are lost, stolen, or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company’s claim. Also, although NYDIG and BitGo use security procedures with various elements, such as redundancy, segregation, and cold storage, to minimize the risk of loss, damage, and theft, neither NYDIG, BitGo nor the Company can guarantee the prevention of such loss, damage, or theft, whether caused intentionally, accidentally or by force majeure. Access to the Company’s Bitcoin could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack).

Erroneous transactions, human error, and irrevocability of Bitcoin transactions may negatively impact the Company’s results of operation and financial condition.

Bitcoin transactions are irrevocable meaning that stolen or incorrectly transferred Bitcoin may be irretrievable. Bitcoin transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of Bitcoin or a theft of Bitcoin generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s Bitcoin through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred Bitcoin. The Company will also be unable to convert or recover Bitcoin transferred to uncontrolled accounts.

The Company may experience risks associated with the Bitcoin Network.

The open source structure of the Bitcoin Network protocol means that the core developers of the Bitcoin Network and other contributors are generally not directly compensated for their contributions in maintaining and developing the Bitcoin Network protocol. A failure to properly monitor and upgrade the Bitcoin Network protocol could damage the Bitcoin Network.

The core developers of the Bitcoin Network can propose amendments to the Bitcoin Network’s source code through software upgrades that alter the protocols and software of the Bitcoin Network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the mining of new Bitcoin. To the extent that a significant majority of the users and miners on the Bitcoin Network install such software upgrade(s), the Bitcoin Network would be subject to new protocols and software.

The acceptance of Bitcoin Network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin Network could result in a “fork” in the Blockchain underlying the Bitcoin Network, resulting in the operation of two separate networks. Without an official developer or group of developers that formally control the Bitcoin Network, any individual can download the Bitcoin Network software and make desired modifications, which are proposed to users and miners on the Bitcoin Network through software downloads and upgrades, typically posted to the Bitcoin development forum. A substantial majority of miners and Bitcoin users must consent to such software modifications by downloading the altered software or upgrade; otherwise, the modifications do not become a part of the Bitcoin Network. Since the Bitcoin Network’s inception, modifications to the Bitcoin Network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin Network remains a coherent economic system.

If, however, a proposed modification is not accepted by a vast majority of miners and users but is nonetheless accepted by a substantial population of participants in the Bitcoin Network, a “fork” in the Blockchain underlying the Bitcoin Network could develop, resulting in two separate Bitcoin Networks. Such a fork in the Blockchain typically would be addressed by community led efforts to merge the forked Blockchains, and several prior forks have been so merged. However, in some cases, there may be a permanent “hard fork” in the Blockchain and a new digital asset may be formed as a result of that “hard fork”. For example, Bitcoin Cash, a new digital asset, was recently created through a fork in the Blockchain. Where such forks occur on the Blockchain, the Company will follow the chain with the greatest proof of work in the fork. If a hard fork results in the Company holding an alternative coin, the Company will dispose of such alternative coin and either distribute the proceeds of such disposition to shareholders or reinvest the proceeds in additional Bitcoin.

The further development and acceptance of the Bitcoin Network and other cryptographic and algorithmic protocols governing the issuance of transactions in Bitcoin and other digital currencies, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The slowing or stopping of the development or acceptance of the Bitcoin Network may adversely affect the value of Bitcoin. The use of digital currencies, such as Bitcoin, to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. Bitcoin is a prominent, but not a unique, part of this industry. The growth of this industry in general, and the Bitcoin Network in particular, is subject to a high degree of uncertainty. The factors affecting the further development of this industry, include, but are not limited to:

•	Continued worldwide growth in the adoption and use of Bitcoin and other digital currencies;

•
Government and quasi government regulation of Bitcoin and other digital assets and their use, or restrictions on, or regulation of, access to and operation of the Bitcoin Network or similar digital asset systems;

•	Changes in consumer demographics and public tastes and preferences;

•	The maintenance and development of the open source software protocol of the Bitcoin Network;

•	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	General economic conditions and the regulatory environment relating to digital assets; and

•	Consumer perception of Bitcoin specifically and digital assets generally.

The Company will not have any strategy relating to the development of the Bitcoin Network. Furthermore, the Company cannot be certain what impact, if any, the expansion of its Bitcoin holdings may have on the digital asset industry and the Bitcoin Network.

The use of digital assets to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry, the proliferation of which, is uncertain.

Compared with traditional and existing centralized financial systems, the digital asset financial system is relatively new and has only limited history. Online digital asset exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of digital assets. In fact, many of the largest online digital asset exchanges have been compromised by hackers. Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or digital assets as payment, and may refuse to accept money derived from digital asset-related businesses. This may make management of bank accounts held by companies operating in the field, including Hut 8, difficult.

Although the Bitcoin Network is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future.

The Bitcoin Network operates based on an open source protocol maintained by the core developers of the Bitcoin Network and other contributors, largely on the GitHub resource section dedicated to Bitcoin development. As the Bitcoin Network protocol is not sold and its use does not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating the Bitcoin Network protocol. Consequently, there is a lack of financial incentive for developers to maintain or develop the Bitcoin Network and the core developers may lack the resources to adequately address emerging issues with the Bitcoin Network protocol. A failure to properly monitor and upgrade the Bitcoin Network protocol could damage the Bitcoin Network. To the extent that material issues arise with the Bitcoin Network protocol and the core developers and open source contributors are unable to address the issues adequately or in a timely manner, the Bitcoin Network and an investment in our Common Shares may be adversely affected.

Bitcoin and other Blockchain-based digital assets have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Company’s Common Shares, resulting in a reduction in the price of its Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

The Company believes that the security procedures used by its partners and providers utilize, such as hardware redundancy, segregation and offline data storage (cold storage) protocols are reasonably designed to safeguard the Company’s Bitcoin from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Company.

The security procedures and operational infrastructure of the Company and its partners and providers may be breached due to the actions of outside parties, error, or malfeasance of an employee of the Company or its partners and providers, or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s Bitcoin account, private keys, data, or Bitcoin. Additionally, outside parties may attempt to fraudulently induce employees of the Company or its partners and providers to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of the Company’s Bitcoin account occurs, the market perception of the effectiveness of the Company could be harmed.

Competition from the emergence or growth of other digital assets or methods of investing in Bitcoin could have a negative impact on the price of Bitcoin and adversely affect the value of the Company’s assets and the value of the Company’s Common Shares.

The value of our digital assets is measured using Level 2 fair values, determined by taking the rate from Coinmarketcap.com.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of Bitcoin; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market price for Bitcoin could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of Bitcoin.

Bitcoin has a limited history and the fair value historically has been volatile. Historical performance of Bitcoin is not indicative of its future price performance. The Company’s digital assets currently solely consist of Bitcoin.

Demand for Bitcoin is driven, in part, by its status as the most prominent and secure digital asset. It is possible that a digital asset other than Bitcoin could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for Bitcoin, which could have a negative impact on the price of Bitcoin.

The Bitcoin Network and Bitcoin, as an asset, hold a “first to market” advantage over other digital assets. This first to market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use to secure the Bitcoin Blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long term stability of a digital asset’s network and its Blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first to market advantage.

Despite the marked first mover advantage of the Bitcoin Network over other digital assets, it is possible that an alternative network could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin Network protocol that is not immediately addressed by the core developers or a perceived advantage of an alternative network that includes features not incorporated into Bitcoin. If an alternative network obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce Bitcoin Network’s market share and have a negative impact on the demand for, and price of, Bitcoin.

Events in 2022 have increased the likelihood that U.S. federal and state legislatures and regulatory agencies will enact laws and regulations to regulate digital assets and digital asset intermediaries, such as digital asset exchanges and custodians.

The collapse of TerraUSD and Luna and the bankruptcy filings of FTX and its subsidiaries, Three Arrows, Celsius, Voyager, Genesis Global and BlockFi have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on digital asset exchanges, platforms, and custodians. Federal and state legislatures and regulatory agencies are expected to introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset exchanges and custodians. The U.S. regulatory regime - namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, FinCEN, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Federal Bureau of Investigation) as well as the White House have issued reports and releases concerning digital assets, including Bitcoin and digital asset markets. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and it may not be ascertainable in the near future. It is possible that new laws and increased regulation and regulatory scrutiny may require the Company to comply with certain regulatory regimes, which could result in new costs for the Company. The Company may have to devote increased time and attention to regulatory matters, which could increase costs to the Company. New laws, regulations, and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets including Bitcoin, which could have a negative effect on the value of Bitcoin, which in turn would have a negative effect on the value of the Company’s shares.

Fluctuation of Bitcoin price and expected economic returns on Bitcoin mining activities are highly volatile and subject to fluctuations due to a number of factors.

The price of Bitcoin is volatile. Fluctuation in the price of Bitcoin may significantly affect the Company’s results of operations and financial condition; in particular, a significant drop in Bitcoin price may have a material adverse effect on the Company’s results of operations. During 2020, global financial markets experienced a period of sharp decline and volatility due in large part to the real and perceived economic impact of the COVID-19 pandemic. Any such economic downturn, either short-term or prolonged, could impact the Bitcoin market as well. Bitcoin price fluctuated significantly in the past few years, which resulted in a corresponding fluctuation in the Company’s results of operations. The Company expects that the Bitcoin price may continue to fluctuate in the future, and as such, the Company would expect to continue to experience a significant corresponding fluctuation in the Company’s results of operations.

There is no assurance that Bitcoin will maintain their long-term value in terms of future purchasing power or that the acceptance of Bitcoin payments by mainstream retail merchants and commercial businesses will continue to grow.

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the Company’s results of operations.

Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin Network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin Network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin Network, which is in turn affected by the number of Bitcoin mining machines in operation. For example, Bitcoin mining difficulty would increase based on increases in the total computing power available in the Bitcoin Network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to December 2019, Bitcoin mining difficulty increased by approximately 35 times, according to Blockchain.info.

In May 2020, the Bitcoin daily reward halved from 12.5 Bitcoin per block, or approximately 1,800 Bitcoin per day, to 6.25 Bitcoin per block, or approximately 900 Bitcoin per day. The next halving will likely occur in 2024. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. Based on the fundamentals of Bitcoin mining and historical data on Bitcoin prices and the network difficulty rate after a halving event, it is unlikely that the network difficulty rate and price would remain at the current level when the Bitcoin rewards per block are halved. The Company believes that although the halving would reduce the block reward by 50%, other market factors such as the network difficulty rate and price of Bitcoin would change to offset the impact of the halving sufficiently for the Company to maintain profitability. Nevertheless, there is a risk that a halving will render the Company unprofitable and unable to continue as a going concern.

Exposure to hash rate and network difficulty may make it difficult for the Company to remain competitive.

The hash rate in the Bitcoin Network is expected to increase as a result of upgrades across the industry as Bitcoin miners use more efficient chips. As the hash rate increases, the Bitcoin mining difficulty will increase in response to the increase in computing power in the network. This may make it difficult for the Company to remain competitive. The effect of increased computing power in the network combined with fluctuations in the Bitcoin price could have a material adverse effect on the Company’s results of operations and financial condition.

In order for the Company to maintain its competitive position under such circumstances, the Company would need to increase its total hash rate by acquiring and deploying more mining machines, including new miners with higher hash rates. If the Company is not able to acquire and deploy additional miners on a timely basis, and scale and increase the power supply at newly acquired sites the Company’s proportion of the overall network hash rate will decrease and the Company will have a lower chance of solving new blocks which will have an adverse effect on the Company’s business and results of operations.

Bitcoin mining is capital intensive and if the Company is unable to fund its capital expenditures, it may be unable to remain competitive.

Remaining competitive in the Bitcoin mining industry requires significant capital expenditure on new chips and other hardware necessary to increase processing power as the Bitcoin Network difficulty increases. If the Company is unable to fund its capital expenditures, either through its revenue stream or through other sources of capital, the Company may be unable to remain competitive and experience a deterioration in its result of operations and financial condition.

There is relatively small use of Bitcoin in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in the Company’s Common Shares.

The Company is at risk due to a wide fluctuation in the price of Bitcoin, the speculative nature of the underlying asset, and negative media coverage. Downward pricing of Bitcoin may adversely affect investor confidence, and subsequently, the value of the Company’s Bitcoin inventory, its stock price, and profitability.

Bitcoin and the Bitcoin Network have only recently become accepted as a means of payment for goods and services by certain major retail and commercial outlets, and use of Bitcoin by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of Bitcoin demand is generated by speculators and investors seeking to profit from the short or long term holding of Bitcoin. A lack of expansion by Bitcoin into the retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the market price of Bitcoin.

Further, if fees increase for recording transactions in the Bitcoin Blockchain, demand for Bitcoin may be reduced and prevent the expansion of the Bitcoin Network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin.

There is a possibility of Bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and an investment in us.

Proof of stake is an alternative method in validating digital asset transactions. Should the Bitcoin mining algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our Bitcoin mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse impact on the Company’s business, results of operations and financial condition and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

If there are changes to rewards and costs of Bitcoin transactions, the Company may not have an adequate incentive to continue mining and may cease mining operations, which will likely result in the Company’s failure to achieve profitability.

If the award of Bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain could be slowed. A reduction in the processing power expended by miners on the Bitcoin Network could increase the likelihood of a malicious actor or botnet obtaining control.

In order to incentivize miners to continue to contribute processing power to the Bitcoin Network, the Bitcoin Network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the Bitcoin Network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the Blockchain become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another digital asset or back to fiat currency.

Bitcoin faces significant challenges with scaling which, if not overcome, may lead to high fees or slow transaction settlement times.

Bitcoin is presently limited with respect to how many transactions can occur per second. Developers and contributors in the Bitcoin ecosystem debate potential solutions to increasing the average number of transactions per second that networks can handle. Some have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, which would increase the number of transactions that could occur per second. However, it is uncertain how long those mechanisms being explored to increase the scale of settlement of Bitcoin transactions will take to become effective, if at all. Any failure to improve Bitcoin settlement times could materially affect the price of Bitcoin and, as a result, adversely affect an investment in us.

If miners cease to record transactions in solved blocks, there may be delays in the recording of transactions.

To the extent that any miner ceases to record transactions in solved blocks, such transactions will not be recorded on the Bitcoin Blockchain until a block is solved by a miner who does not require the payment of transaction fees. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks. However, to the extent that any such incentives arise (for example, a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for, or in addition to, the award of new Bitcoin upon the solving of a block), miners could delay the recording and confirmation of a significant number of transactions on the Bitcoin Blockchain. If such delays became systemic, it could result in greater exposure to double spending transactions and a loss of confidence in the Bitcoin Network.

Data Centre Business Risks

The expected revenue attributed to the data centre business may not be indicative of future performance and may adversely affect the Company’s future results.

The past revenues of the data centre business may not be indicative of future performance from quarter to quarter or year to year and the operating results may not follow any past trends. The data centre business currently has available capacity in its data centres, but there can be no assurance that the existing or future market demand will be sufficient to fill this capacity. Should the demand for cloud and data centre services decline or fail to increase, this may negatively affect the Company’s ability to capitalize on the data centre business’s expected high operating leverage and may adversely affect the Company’s future financial performance.

Additionally, the weakening of the economy resulting in a decrease in the overall demand for telecommunications, data centre, or cloud services or otherwise affecting the capital investment levels of medium-sized and enterprise businesses may materialize and may adversely affect the Company’s business, financial results, and the price of our Common Shares.

The data centre business is expected to increase the Company’s exposure to cyber security threats.

The data centre business’s network security, data centre security and the authentication of its customer credentials are designed to protect unauthorized access to data on its network and to its data centre premises. Because techniques used to obtain unauthorized access to or to sabotage networks (including DDoS attacks) change frequently and may not be recognized until launched against a target, the Company may be unable to anticipate or implement adequate preventive measures against unauthorized access or sabotage. Consequently, unauthorized parties may overcome the network security and obtain access to confidential, customer or employee data on the data centre business’s network, including on a device connected to its network. An actual or perceived breach of network security or data centre security could harm public perception of the effectiveness of the data centre business’s security measures, adversely affecting its ability to attract and retain customers, expose it to significant liability, and adversely affect its business and revenue prospects.

If the Company does not accurately predict its facility requirements, it could have a material adverse effect on its business, financial condition and results of operations.

The Company currently has available capacity in its data centres. There can be no assurance that the existing or future market demand will be sufficient to fill this capacity. Should the demand for the Company’s cloud and data centre services decline or fail to increase, this may negatively affect the Company’s ability to capitalize on its high operating leverage and may adversely affect the Company’s future financial performance. Reductions in the amount or cancellations of customers’ orders would adversely affect our business, results of operations, and financial condition.

The costs of building out, leasing, and maintaining the Company’s hosting facilities may constitute a significant portion of the Company’s capital and operating expenses. If the Company overestimates its business’ capacity requirements or the demand for its services and therefore secures excess data centre capacity, the Company’s operating margins could be materially reduced. If the Company underestimates its data centre capacity requirements, the Company may not be able to service the expanding needs of its existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on its business, financial condition and results of operations.

The presence of diverse telecommunications carriers’ fiber network in our data centres is critical to our ability to retain and attract new customers.

We are not a telecommunications carrier and as such we rely on third parties to our customers with carrier services. As a result, we cannot provide assurance that each and every carrier will elect to offer its services within our data centres or that once a carrier has decided to provide internet connectivity that it will continue to do so for any period of time.

We expect to allocate significant resources in expanding, maintaining, and improving our network. Additionally, as the number of our customer locations increases, as the usage habits of our customers change, and as we increase our service offerings, we may need to upgrade our network to maintain or improve the quality of our services. If we do not successfully implement upgrades to our network, the quality of our services may decline and our churn rate may increase.

We may experience quality deficiencies, cost overruns, and delays with the expansion, maintenance and upgrade of our network and existing infrastructure including the portions of those projects not within our control. Expansion of our network or infrastructure may require permits and approvals from governmental bodies and third parties. Failure to receive approvals in a timely fashion can delay expansion of our network. In addition, we are typically required to obtain rights from land, building and tower owners to install the antennas and other equipment that provide our internet access service to our customers. We may not be able to obtain, on terms acceptable to us or at all, the rights necessary to expand our network or existing infrastructure.

We also may face challenges in managing and operating our network and existing infrastructure. These challenges include ensuring the availability of customer equipment that is compatible with our network and managing sales, advertising, customer support, and billing and collection functions of our business while providing reliable network service that meets our customers’ expectations. Our failure in any of these areas could adversely affect customer satisfaction, increase churn, increase our costs, decrease our revenue and otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

The successful implementation of our business strategy depends upon controlling customer churn.

Customer churn is a measure of customers who stop using our services. Customer churn could increase as a result of:

•	billing errors and/or reduction in the quality of our customer service;

•	interruptions to the delivery of services to customers;

•	the availability of competing technology and other emerging technologies, some of which may, from time to time, be less expensive or technologically superior to those offered by us; and

•	competitive conditions in the industry, including strategic initiatives by us or our competitors, new services, service announcements and changes in pricing policy by us or our competitors.

An increase in customer churn can lead to slower customer growth, increased costs, and a reduction in revenue. Given the current economic environment, there is risk that churn levels could increase in the future.

The Company may not be able to compete successfully against current and future competitors.

The multi-tenant data centre market is highly fragmented. We compete with these firms which vary in terms of their data centre offerings. We must continue to evolve our product strategy and be able to differentiate our data centres and product offerings from those of our competitors. Some of our competitors may adopt aggressive pricing policies, especially if they are not highly leveraged or have lower return thresholds than we do. As a result, we may suffer from pricing pressure that would adversely affect our ability to generate revenues. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our data centers. Competitors could also operate more successfully or form alliances to acquire significant market share. Failure to compete successfully may materially adversely affect the Company’s business, results of operations, and financial condition.

Our data centre facilities are on leased premises and the termination or impairment of our leases could have a material adverse effect on the Company.

Our data centres are located in leased premises and there can be no assurance that our data centre business will remain in compliance with the leases, that the landlord will continue to support the operation of the data centre, and that the leases will not be terminated despite negotiation for long term lease periods and renewal provisions. The termination of a lease could have a material adverse effect on the Company’s business, results of operations, and financial condition.

We have experienced service interruptions in the past and may experience service interruptions or system failures in the future.

Our services depend on the continuing operation of our cloud and data centres. Any service interruption adversely affects our ability to operate parts of our business and could result in an immediate loss of revenue. If we experience frequent or persistent system, power or network failures, our reputation and brand could be permanently harmed. We may make significant capital expenditures, to increase the reliability and security of our systems, but these capital expenditures may not achieve the results we expect.

Our data centres are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems and similar events. Some of our systems are not fully redundant and our disaster recovery planning may not be adequate. The occurrence of a natural disasters or unanticipated problems at our data centres could result in lengthy interruptions in our service and adversely affect our operating results.

Environment Regulatory Risk, ESG Related Risk and Climate Change Impacts

The Company’s operations are subject to environmental regulations in certain ways, which can increase costs to a prohibitive degree.

The continued evolution of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for noncompliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

The Company may be subject to potential risks and liabilities associated with its impact on the environment through its use of electricity to mine digital assets. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company and/or its financial condition.

The current or future operations of the Company, including development activities and mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Investors’ expectations of the Company’s performance relating to ESG factors may impose additional costs and expose the Company to new risks.

There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to ESG factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in the Company’s securities if they believe policies relating to corporate responsibility are inadequate, including if they believe the Company’s policies and goals are inadequate. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of the Company and cause the Company to undertake additional, possibly costly, initiatives to satisfy such new criteria. If the Company elects not to or is unable to satisfy such new criteria, investors may conclude that the Company’s policies with respect to corporate responsibility are inadequate. The Company may face reputational damage in the event that its corporate responsibility procedures or standards do not meet the standards set by various constituencies.

In addition, in the event that the Company communicates certain initiatives and goals regarding ESG matters, the Company could fail, or be perceived to fail, in its achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If the Company fails to satisfy the expectations of investors, employees and other stakeholders or the Company’s initiatives are not executed as planned, the Company’s reputation and financial results could be materially and adversely affected.

Our business may be adversely affected by climate change and responses to it.

Our business may be adversely affected by climate change and responses to it. Severe weather events, such as droughts, heat waves, fires, hurricanes, and flooding, pose a threat to our mining operations and data centers and our customers’ IT infrastructure through physical damage to facilities or equipment, power supply disruption, and long-term effects on the cost of electricity. The frequency and intensity of severe weather events are reportedly increasing locally and regionally as part of broader climate changes. Global weather pattern changes may also pose long-term risks of physical impacts to our business. We maintain disaster recovery and business continuity plans that would be implemented in the event of severe weather events that interrupt our business or affect our customers’ IT infrastructure.

The Company could be materially and adversely affected if currently proposed and/or new regulations are implemented or if new federal or provincial legislation or regulations are adopted to address global climate change, or if the Company is subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions.

There is attention and interest nationally and internationally about global climate change and how greenhouse gas emissions, such as carbon dioxide, contribute to global climate change. Over the last several years, federal and provincial authorities have considered and debated several proposals intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon or greenhouse gas emissions, incentives for the development of low-carbon technology and federal renewable portfolio standards. The Company could be materially and adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change or if the Company is subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions.

PRIOR SALES

The following table sets forth all securities issued by Hut 8 during Fiscal 2022:

Issuance of Common Shares

Date of Issue	Nature of Issue	Number of Common Shares	Average Issue Price
January 2022	Common Shares issued under Employee Share Purchase Plan	147	C$8.28 per share
February 2022	Public offering of Common Shares under an “at-the-market” offering	408,310	C$8.93 per share
February 2022	Common Shares issued under Employee Share Purchase Plan	99	C$8.21 per share
March 2022	Public offering of Common Shares under an “at-the-market” offering	4,063,692	C$7.41 per share
March 2022	Common Shares issued under Employee Share Purchase Plan	504	C$7.32 per share
March 2022	Common Shares issued pursuant to settlement of restricted share units	45,834	C$6.75 per share
March 2022	Common Shares issued pursuant to redemption of deferred share units	76,296	C$7.52 per share
March 2022	Common Shares issued upon exercise of stock options	3,333	C$1.80 per share
April 2022	Public offering of Common Shares under an “at-the-market” offering	348,659	C$6.70 per share
April 2022	Common Shares issued under Employee Share Purchase Plan	1,128	C$5.82 per share
May 2022	Public offering of Common Shares under an “at-the-market” offering	3,100,000	C$3.09 per share
May 2022	Common Shares issued under Employee Share Purchase Plan	1,946	C$3.90 per share
May 2022	Common Shares issued pursuant to settlement of restricted share units	246,666	C$2.95 per share
June 2022	Public offering of Common Shares under an “at-the-market” offering	14,177,731	C$2.28 per share
June 2022	Common Shares issued under Employee Share Purchase Plan	2,563	C$2.51 per share
June 2022	Common Shares issued upon exercise of purchase warrants	863	C$1.45 per share
July 2022	Public offering of Common Shares under an “at-the-market” offering	2,331,068	C$2.11 per share
July 2022	Common Shares issued under Employee Share Purchase Plan	3,848	C$2.04 per share
August 2022	Common Shares issued under Employee Share Purchase Plan	3,971	C$3.01 per share
August 2022	Common Shares issued pursuant to settlement of restricted share units	799,999	C$2.82 per share
September 2022	Public offering of Common Shares under an “at-the-market” offering	1,000,518	C$2.62 per share
September 2022	Common Shares issued under Employee Share Purchase Plan	3,620	C$2.55 per share
September 2022	Common Shares issued pursuant to settlement of restricted share units	5,000	C$2.45 per share
October 2022	Common Shares issued under Employee Share Purchase Plan	3,266	C$2.86 per share
November 2022	Public offering of Common Shares under an “at-the-market” offering	14,918,840	C$1.92 per share
November 2022	Common Shares issued under Employee Share Purchase Plan	4,788	C$1.95 per share
December 2022	Public offering of Common Shares under an “at-the-market” offering	9,297,550	C$1.49 per share
December 2022	Common Shares issued under Employee Share Purchase Plan	7,142	C$1.33 per share
December 2022	Common Shares issued pursuant to settlement of restricted share units	100,000	C$1.56 per share

Award of Restricted Share Units or Deferred Share Units

Date of Award	Type of Award	Number of Common Shares Issuable upon Vesting
March 24, 2022	Restricted share units	34,000
March 25, 2022	Restricted share units	10,000
March 27, 2022	Deferred share units	81,192
March 30, 2022	Restricted share units	1,206,364
August 22, 2022	Restricted share units	270,000
September 6, 2022	Restricted share units	90,000
October 24, 2022	Restricted share units	10,000
December 9, 2022	Restricted share units	5,478,413
December 12, 2022	Restricted share units	500,000

DIVIDENDS

Hut 8 has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Hut 8 Board after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the Common Shares will be entitled to an equal share in any dividends declared and paid on a per share basis.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As of the date of the close of trading on the date immediately prior to this AIF, 221,031,254 Common Shares, 11,313,918 Common Shares were issuable pursuant to the exercise of an aggregate 11,313,918 Common Share purchase warrants, 115,000 stock options, 8,104,779 RSUs and 256,315 DSUs are issued and outstanding. Holders of Common Shares are entitled to dividends, if, as and when declared by the board of Hut 8 Board, to one vote per Common Share at meetings of the Company’s shareholders and, upon liquidation, to share equally in such assets of Hut 8 as are distributable to the holders of the Common Shares. All of the Common Shares are fully paid and non assessable and are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and Nasdaq, in each case under the symbol “HUT”.

The following table sets out the price range and average daily volumes traded or quoted on a monthly basis on Nasdaq for the period from January 1, 2022 to December 31, 2022:

Month	High	Low	Average Daily Volume
January 2022	US$8.25	US$4.52	7,325,586
February 2022	US$8.34	US$4.82	8,468,198
March 2022	US$6.7	US$4.53	8,092,535
April 2022	US$5.74	US$3.43	5,749,547
May 2022	US$4.01	US$2.11	9,636,888
June 2022	US$2.67	US$1.29	10,973,437
July 2022	US$2.37	US$1.27	15,941,536
August 2022	US$3.7	US$1.97	12,167,896
September 2022	US$2.5	US$1.65	9,224,882
October 2022	US$2.48	US$1.67	7,521,739
November 2022	US$2.35	US$1.08	9,117,557
December 2022	US$1.28	US$0.78	4,549,722

The following table sets out the price range and average daily volumes traded or quoted on a monthly basis on the TSX for the period from January 1, 2022 to December 31, 2022:

Month	High	Low	Average Daily Volume
January 2022	C$10.48	C$5.71	2,802,577
February 2022	C$10.53	C$6.2	3,384,716
March 2022	C$8.41	C$5.82	2,340,766
April 2022	C$7.17	C$4.42	1,901,058
May 2022	C$5.11	C$2.71	2,819,923
June 2022	C$3.36	C$1.66	2,896,120
July 2022	C$3.03	C$1.65	3,281,012
August 2022	C$4.77	C$2.59	3,246,280
September 2022	C$3.24	C$2.25	2,073,420
October 2022	C$3.35	C$2.34	2,212,837
November 2022	C$3.17	C$1.46	2,918,446
December 2022	C$1.71	C$1.08	1,512,748

DIRECTORS AND OFFICERS

The individuals disclosed in the table below are the directors and officers of the Company as of the date of this AIF, with the term of office of the directors to expire on the date of Hut 8’s next annual general meeting of shareholders.

The following table lists the name, municipality of residence, position, principal occupation and shareholdings of each director and officer of Hut 8 as at the date of this AIF.

Name and Municipality of Residence	Positions and Offices Held	Principal Occupation During the Past Five Years	Number and Percentage of Voting Securities(5)	Director or Officer Since
Jaime Leverton (Ontario, Canada)	Director and Chief Executive Officer	Chief Executive Officer of Hut 8 (2020 to present) Chief Commercial Officer, SVP, eStruxture Data Centres (2019 to 2020) General Manager, VP, Cogeco Peer 1 (2017 to 2019)	597,799 (0.27%)	December 2020
Shenif Visram (Ontario, Canada)	Chief Financial Officer	Chief Financial Officer of Hut 8 (2022 to present) CFO, Aptum Technologies (2019 to 2021) Vice President, Finance, Cogeco Peer 1 (2015 to 2019)	-	December 2022
Aniss Amdiss (Ontario, Canada)	Chief Legal Officer and Corporate Secretary	Chief Legal Officer of Hut 8 (2022 to present) Vice President, General Counsel and Corporate Secretary, Greenbrook TMS Inc. (2018 to 2022) Director, Legal, DRI Capital (2017 to 2018)	-	June 2022
Erin Dermer (British Columbia, Canada)	Senior Vice President – Communications and Culture	Senior Vice President, Communications and Culture (2022 to Present) Director, Public Relations, Public Affairs, and Social Media, TELUS (2012 to 2022)	12,507 (>0.01%)	February 2022
James Beer (Ontario, Canada)	Senior Vice President – Operations	Senior Vice President, Operations of Hut 8 (2022 to present) Senior Vice President, Operations, eStruxture Data Centers (2018 to 2021) Vice President, Services, Scalar Decisions (2017 to 2018)	30,064 (0.01%)	February 2022
Suzanne Ennis (Ontario, Canada)	Vice President – Corporate Development	VP, Corporate Development/Head of IR, Hut 8 (2020 to Present) SVP Global Partnerships, Shyft Network (2018 to 2020) Director, Coinsquare Wealth (2017 to 2018)	95,633 (0.04%)	December 2020
Josh Rayner (Ontario, Canada)	Vice President – Corporate Development	VP of Sales, Hut 8 (2022 to present) Director of Sales, Beanfield Metroconnect (2021 to 2022) Sales Director – Canada, Megaport (2018 to 2021)	10,004 (>0.01%)	February 2022
Bill Tai (California, United States)(2)	Director, Chair	Venture Capitalist (2018 to present)	689,286 (0.31%)	March 2018
Joseph Flinn(1)(2)(3) (Nova Scotia, Canada)	Director	CFO, Seaboard Transportation Group (2019 to present) President, Clarke Transport and Clarke North America (2017 to 2019)	7,808 (>0.01%)	August 2018

Name and Municipality of Residence	Positions and Offices Held	Principal Occupation During the Past Five Years	Number and Percentage of Voting Securities(5)	Director or Officer Since
K. Alexia Hefti(1)(2)(4) (United Arab Emirates)	Director	Partner, The Abed Group venture capital fund (2021 to present) CEO, eGovern (2020 to 2021) Global Blockchain Leader, Indirect Tax, Deloitte (2019 to 2020) Blockchain Tax Lead, Deloitte (2016 to 2019)	-	May 2021
Rick Rickertsen(1) (Florida, United States)	Director	Managing Partner, Pine Creek Partners (2005 to present)	-	December 2021
Total			1,443,101 (0.65%)	-

Notes:

(1)	Member of Governance and Compensation Committee.
(2)	Member of Audit Committee.
(3)	Chair of the Audit Committee.
(4)	Chair of the Governance and Compensation Committee.
(5)	Percentages based on total outstanding Common Shares at the date of this AIF of 221,031,254.

Board of Directors

Joseph Flinn

Mr. Flinn is the Chief Financial Officer of Seaboard Transportation Group, a major international bulk transportation group of companies. Prior thereto, Mr. Flinn held senior leadership positions at Sysco Corporation from 2008 to 2015, where he played an integral role as both Chief Financial Officer of Sysco Canada, and President of Sysco Canada’s Eastern Division, and two years as President of Clarke Freight Transportation Group, a major national freight carrier. Mr. Flinn holds a business degree from Saint Mary’s University and is a chartered professional accountant.

K. Alexia Hefti

Ms. Hefti is Executive Chairman and Partner of the Abed Group, a venture studio and private equity fund for blockchain regulatory technology companies. She was previously the CEO of eGovern.com, assisting governments in designing blockchain-enabled government services aimed at increasing citizenry engagement and governance. Ms. Hefti worked at Deloitte Middle East and Deloitte Canada, where she co-founded the blockchain and digital asset tax advisory practice. Ms. Hefti sits on the Bermuda Global FinTech Advisory Board to assist the government in developing its fintech ecosystem. Ms. Hefti is a New York-qualified lawyer, and a graduate from McGill University (B.C.L/LL.B) and the University of British Columbia (BA).

Jaime Leverton

Ms. Leverton is currently Chief Executive Officer of Hut 8. Ms. Leverton is a highly accomplished technology executive and industry thought leader with a long history of driving high growth mandates. With more than 20 years of leadership in the Canadian technology industry, she joined Hut 8 from her role as the Chief Commercial Officer at eStruxture Data Centers. Her career also includes tenure as the General Manager of Canada and APAC with data center and cloud provider Cogeco Peer 1 (now Aptum) and leadership roles with National Bank, BlackBerry, Bell Canada and IBM Canada. She proudly sits on the boards of the Stratford Festival and Technation.

Rick Rickertsen

Mr. Rickertsen is currently managing partner of Pine Creek Partners LLC a private equity investment firm, a position he has held since January 2004. From September 1994 to January 2004, Mr. Rickertsen was a managing partner at Thayer Capital Partners where he founded three private equity funds totaling over $1.4 billion. He has served as a member of the boards of directors and audit committees of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc., each of which is a closed-end management investment company, since 2011 and 2013, respectively. Mr. Rickertsen has also served as a member of the board of directors and audit and compensation committees of Berry Global Inc., a global manufacturer and marketer of value-added plastic consumer packaging and engineered materials, since January 2013. From April 2012 to October 2016, Mr. Rickertsen was a member of the board of directors and compensation committee of Noranda Aluminum Holding Corporation, an integrated producer of value-added primary aluminum products and rolled aluminum coils. From April 2003 to January 2010, Mr. Rickertsen was a member of the board of directors and audit committee of Convera Corporation, a publicly-traded search-engine software company. From March 2004 to September 2008, Mr. Rickertsen was a member of the board of directors and compensation committee of UAP Holding Corp., a distributor of farm and agricultural products. Mr. Rickertsen received a B.S. from Stanford University and an M.B.A. from Harvard Business School. He is also a published author.

Bill Tai

Mr. Tai is a venture capitalist and was an early investor behind high profile start-ups including Canva, Color Genomics, Dapper Labs, Safety Culture, Tweetdeck, and Zoom Video. Previously, Mr. Tai co-founded several successful technology companies as Chairman including IPInfusion and Treasure Data Inc, and has served as a Director of seven publicly listed companies. He holds a Bachelor of Science in Electrical Engineering with Honors from the University of Illinois and an MBA from Harvard University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders or Bankruptcies

None of the directors or executive officers of the Company is, or within 10 years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any other company that, while that person was acting in that capacity:

(a)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

None of the directors or executive officers of Hut 8 is as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

None of the directors, executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years before the date of this AIF, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Committees of the Board of Directors

The Hut 8 Board currently has an Audit Committee and a Governance and Compensation Committee.

Audit Committee

The Audit Committee consists of individuals who are “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees. Our Audit Committee is comprised of Joseph Flinn, who acts as chair of this committee, and includes Bill Tai and K. Alexia Hefti. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Members of the Audit Committee bring a breadth and depth of financial experience to bear, spanning senior operating finance, investing and internal controls. This level of experience directly supports each Audit Committee member’s ability to fulfill their requirements with respect to financial literacy and more generally. For additional details regarding the relevant education and experience of each member of our Audit Committee, see the relevant biographical experiences for each of our directors and officers under the heading “Directors and Officers”.

The Hut 8 Board has adopted a written charter for the Audit Committee which sets out the Audit Committee’s responsibility in reviewing the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Hut 8 Board, ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors and reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management. The Audit Committee is also responsible for recommending the adoption of an enterprise risk management program and an environmental management program for the Company and for supervising the Company’s compliance with and implementation of the risk and environmental programs.

Governance and Compensation Committee

The Governance and Compensation Committee consists of individuals who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. Our Governance and Compensation Committee is comprised of K. Alexia Hefti, who acts as chair of this committee, and includes Joseph Flinn and Rick Rickertsen. The Governance and Compensation Committee is charged with reviewing, overseeing and evaluating the governance and nominating policies and the compensation policies of the Company.

In addition, the Governance and Compensation Committee is responsible for:

(a)	assessing the effectiveness of the Hut 8 Board, each of its committees and individual directors;

(b)	overseeing the recruitment and selection of candidates as directors of Hut 8;

(c)	organizing an orientation and education program for new directors and coordinating continuing director development programs;

(d)	considering and approving proposals by the directors to engage outside advisers on behalf of the Hut 8 Board as a whole or on behalf of the independent directors;

(e)	reviewing and making recommendations to the Hut 8 Board concerning any change in the number of directors composing the Hut 8 Board;

(f)	administering any stock option or purchase plan of Hut 8 or any other compensation incentive programs;

(g)	assessing the performance of the officers and other members of the executive management team of Hut 8; and

(h)	reviewing and making recommendations to the Hut 8 Board concerning the level and nature of the compensation payable, if any, to the directors and officers of Hut 8.

Conflicts of Interest

There may from time to time be potential conflicts of interest to which some of the directors, officers, insiders and promoters (as such terms are defined in the Securities Act (Ontario)) of the Company will be subject in connection with the operations of the Company. Some of the individuals who are directors or officers of the Company are also directors and/or officers of other reporting and non reporting issuers. Conflicts, if any, will be subject to the procedures and remedies. As of the date of this AIF, there are no existing or potential material conflicts of interest between the Company (or any subsidiary thereof) and any director or officer of the Company (or any subsidiary thereof).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On January 25, 2023, the Company filed the Statement of Claim in the Superior Court of Justice of Ontario against Validus and Bay Power, for failure to meet its contractual obligations under the North Bay PPA. The Company is seeking various relief including enforcement of certain provisions of the North Bay PPA and monetary damages incurred as a result of the dispute. On February 17, 2023, the Company received the Counterclaim of Validus. In addition to denying the majority of allegations in the Company’s Statement of Claim, Validus brought counterclaims against the Company and is seeking monetary damages. While the Company believes that the Counterclaim lacks sufficient merit and intends to vigorously prosecute the aforementioned  matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of Hut 8 is RCGT at their office in Montreal, Quebec, Audit Firm ID 1232. RCGT was appointed the auditor of the Company, effective November 30, 2021.

Fee Description	2022	2021
Audit Fees	$1,170,000	$250,000
Audit Related Fees	$96,750	$75,000
Tax Fees (1)	-	$152,341
All Other Fees	$12,500	-
Total	$1,279,250	$477,341

Notes:

(1)	Tax services comprising tax compliance, tax advice, and tax planning, including the preparation of corporate tax returns.

The registrar and transfer agent for the Company’s Common Shares is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Hut 8 has not entered into any material contracts, outside of the ordinary course of business, prior to the date hereof that is still in effect, other than:

(a)	the Business Combination Agreement – for particulars, see “General Development of the Business – Three Year History – Recent Events Subsequent to Fiscal 2022” in this AIF

(b)	the TeraGo Asset Purchase Agreement – for particulars, see “General Development of the Business – Three Year History – Fiscal 2022 (January 1, 2022 to December 31, 2022)” in this AIF;

(c)	the lease agreement between the City of Medicine Hat, and Hut 8 Holdings dated March 15, 2018 (as amended on September 19, 2018 and July 1, 2019);

(d)
the lease agreement between Joseph G. Gaschnitz and Hut 8 Holdings (originally between Joseph G. Gaschnitz and Bitfury Technology Inc., dated May 8, 2017, as amended on December 8, 2017, and subsequently amended and assigned to Hut 8 Holdings on May 14, 2020); and

(e)	the lease agreement by and among the Company, Validus and Bay Power dated October 27, 2021.

EXPERTS

Names of Experts

The only person or company who is named as having prepared or certified a report, valuation, statement or opinion described, included or referred to in a filing made under National Instrument 51 102 – Continuous Disclosure Obligations by the Company during or relating to Fiscal 2021 and whose profession or business gives authority to the report, valuation statement or opinion made by the person or company, are RCGT, the Company’s independent external auditors.

Interests of Experts

RCGT is the external auditor of the Company and is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated April 29, 2022. Additional financial information is provided in the Company’s financial statements and annual management’s discussion and analysis for Fiscal 2022.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Section 1	Mandate

The mandate of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:

(i)
the quality and integrity of the Company’s financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Company’s external auditors;

(iii)	the review of the periodic audits performed by the Company’s external auditors and the Company’s internal accounting department; and

(iv)	the development and implementation of policies and processes in respect of corporate governance matters;

(b)	provide and establish open channels of communication between the Company’s management, internal accounting department, external auditor and directors;

(c)
prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)
review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:

(i)
the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company’s management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company’s management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company’s management, internal accounting department or external auditors.

Section 2	Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company’s securities are listed (including, but not limited to, the Toronto Stock Exchange and the NYSE American) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the “Regulators”).

Section 3	Term of Office

The members of the Committee will be appointed or re appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Section 4	Committee Chair

The Board, or if it fails to do so, the members of the Committee, will appoint a chair from the members of the Committee. If the chair of the Committee is not present at any meeting of the Committee, an acting chair for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chair will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Section 5	Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)
a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)
notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)
the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chair, accompanied by any recommendations to the Board approved by the Committee.

Section 6	Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

(c)
take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)
request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Section 7	Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)
(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)
periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, and receives an opinion on the financial statements consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants – Chartered Accountants, Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants, and those set out in the International Financial Reporting Standards as issued by the International Accounting Standards Board);

(c)
evaluate, in consultation with the Company’s management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter from the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company’s external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

(e)	coordinate with the Company’s external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

(f)
assist in the resolution of disagreements between the Company’s management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company’s management, external auditors and internal accounting department the following:

(i)	the Company’s annual financial statements and related footnotes;

(ii)	the external auditors’ audit of the financial statements and their report thereon;

(iii)	any significant changes required in the external auditors’ audit plan;

(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

(v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and

(h)
other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants - Chartered Accountants, International Financial Reporting Standards as issued by the International Accounting Standards Board, Canadian generally accepted auditing standards, the Public Company Accounting Oversight Board (United States), and the American Institute of Certified Public Accountants);

(i)	consider and review with the Company’s external auditors (without the involvement of the Company’s management and internal accounting department):

(i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

(ii)	the truthfulness and accuracy of the Company’s financial statements; and

(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

(j)	consider and review with the Company’s management and internal accounting department:

(i)	significant findings during the year and management’s responses thereto;

(ii)	any changes required in the planned scope of their audit plan;

(iii)	the internal accounting department’s budget and staffing; and

(iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;

(k)
establish systems for the regular reporting to the Committee by each of the Company’s management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(l)
review (for compliance with the information set out in the Company’s financial statements and in consultation with the Company’s management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms “pro forma”, “adjusted information” and “not prepared in compliance with generally accepted accounting principles”); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(m)
prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

(n)
review with the Company’s management: (i) the adequacy of the Company’s insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning; (ii) management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

(o)
at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

(p)
review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and Business Conduct;

(q)
review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices;

(r)	consider possible conflicts of interest between the Company’s directors and officers and the Company; and approve for such parties, in advance, all related party transactions;

(s)	review policies and procedures in respect of the expense accounts of the Company’s directors and officers, including, but not limited to, the use of corporate assets;

(t)	Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

(iii)	if applicable, any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct;

(u)	review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company;

(v)
direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law; and

(w)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

Section 8	Review of Charter

The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	March 5, 2018
Approved by:	Board of Directors of the Company